UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT AUDITORS

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2024 AND 2023

Address: No. 3 Li-Hsin 2nd Road, Hsinchu Science Park, Hsinchu, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these consolidated financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

1

Review Report of Independent Auditors

To United Microelectronics Corporation

Introduction

We have reviewed the accompanying consolidated balance sheets of United Microelectronics Corporation and its subsidiaries (collectively, “the Company”) as of March 31, 2024 and 2023, the related consolidated statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2024 and 2023, and notes to the consolidated financial statements, including the summary of material accounting policies (together “the consolidated financial statements”).  Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on these consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with the Standard on Review Engagements 2410, “Review of Financial Information Performed by the Independent Auditor of the Entity” of the Republic of China. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the Standards on Auditing of the Republic of China and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews and the review reports of other independent auditors (please refer to the Other Matter paragraph of our report), nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2024 and 2023, and its consolidated financial performance and cash flows for the three-month periods ended March 31, 2024 and 2023, in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China.

2

Other Matter – Making Reference to the Reviews of Other Independent Auditors

We did not review the financial statement of certain associates and joint ventures accounted for under the equity method. Our review, insofar as it related to the investments accounted for under the equity method balances of NT$29,288 million and NT$29,217 million, which represented 5.16% and 5.32% of the total consolidated assets as of March 31, 2024 and 2023, respectively, the related shares of profit or loss from the associates and joint ventures in the amount of NT$1 million and NT$3,146 million, which represented 0.01% and 16.44% of the consolidated income from continuing operations before income tax for the three-month periods ended March 31, 2024 and 2023, respectively, and the related shares of other comprehensive income (loss) from the associates and joint ventures in the amount of NT$241 million and NT$58 million, which represented 1.31% and 0.29% of the consolidated total comprehensive income (loss) for the three-month periods ended March 31, 2024 and 2023, respectively, are based solely on the reports of other independent auditors.

/s/ Yang, Yu-Ni

/s/ Hsu, Hsin-Min

Ernst & Young, Taiwan

April 24, 2024

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

Accordingly, the accompanying consolidated financial statements and report of independent auditors are not intended for use by those who are not informed about the accounting principles or Standards on Auditing of the Republic of China, and their applications in practice.

3

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
March 31, 2024, December 31, 2023 and March 31, 2023
(Expressed in Thousands of New Taiwan Dollars)

		As of
Assets	Notes	March 31, 2024	December 31, 2023	March 31, 2023
Current assets
Cash and cash equivalents	4, 6(1)	$119,431,260	$132,553,615	$171,834,458
Financial assets at fair value through profit or loss, current	4, 5, 6(2)	450,991	443,601	751,386
Financial assets at fair value through other comprehensive income, current	4, 5, 6(3)	6,721,549	5,753,379	4,394,403
Financial assets measured at amortized cost, current	4, 6(4)	5,593,700	6,131,077	259,264
Contract assets, current	4, 6(21)	574,249	739,528	335,456
Accounts receivable, net	4, 6(5)	30,206,711	29,237,550	26,674,425
Accounts receivable-related parties, net	4, 7	470,257	347,964	390,603
Other receivables	4	3,683,750	2,707,400	1,838,971
Current tax assets	4	133,034	130,123	65,094
Inventories, net	4, 5, 6(6)	34,593,276	35,712,558	32,678,867
Prepayments		2,568,359	2,163,387	1,982,304
Other current assets	6(21)	735,220	877,210	761,984
Total current assets		205,162,356	216,797,392	241,967,215

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	4, 5, 6(2)	17,685,117	16,694,860	18,056,411
Financial assets at fair value through other comprehensive income, noncurrent	4, 5, 6(3)	12,815,300	11,930,581	13,869,030
Financial assets measured at amortized cost, noncurrent	4, 6(4)	248,021	222,691	7,491
Investments accounted for under the equity method	4, 6(7), 7	46,793,606	45,406,511	40,153,924
Property, plant and equipment	4, 6(8), 8	254,135,871	239,123,248	192,184,500
Right-of-use assets	4, 6(9), 8	7,658,502	7,000,355	7,540,463
Intangible assets	4, 6(10), 7	4,023,612	4,372,555	3,970,977
Deferred tax assets	4	5,028,668	5,119,795	5,070,034
Prepayment for equipment		5,543,410	4,725,583	18,502,796
Refundable deposits	8	3,265,200	2,708,823	2,749,664
Other noncurrent assets-others		4,712,923	5,084,533	5,558,609
Total non-current assets		361,910,230	342,389,535	307,663,899

Total assets		$567,072,586	$559,186,927	$549,631,114

(continued)

4

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
March 31, 2024, December 31, 2023 and March 31, 2023
(Expressed in Thousands of New Taiwan Dollars)

		As of
Liabilities and Equity	Notes	March 31, 2024	December 31, 2023	March 31, 2023
Current liabilities
Short-term loans	6(11), 6(28)	$11,130,000	$13,530,000	$100,000
Financial liabilities at fair value through profit or loss, current	4, 6(12)	1,561,120	1,019,362	782,936
Contract liabilities, current	4, 6(21)	3,497,847	3,250,712	3,269,274
Accounts payable		7,458,749	7,526,159	9,213,490
Other payables	4, 6(20), 6(22), 7	23,214,842	25,670,984	28,078,902
Payables on equipment		13,969,298	19,196,256	18,438,429
Current tax liabilities	4	7,974,863	6,657,347	14,615,454
Lease liabilities, current	4, 6(9), 6(28)	548,422	514,324	541,733
Other financial liabilities, current	6(28)	-	-	17,314,748
Current portion of long-term liabilities	4, 6(13), 6(14), 6(28)	14,466,461	16,006,797	9,674,114
Other current liabilities	4, 6(16), 6(17), 6(18), 6(28), 7	4,581,517	5,642,792	3,856,904
Total current liabilities		88,403,119	99,014,733	105,885,984

Non-current liabilities
Contract liabilities, noncurrent	4, 6(21)	448,560	430,640	426,860
Bonds payable	4, 6(13), 6(28)	24,580,982	24,579,651	20,985,894
Long-term loans	6(14), 6(28)	18,869,012	20,656,248	16,317,372
Deferred tax liabilities	4	5,828,430	5,262,872	3,874,127
Lease liabilities, noncurrent	4, 6(9), 6(28)	5,415,852	4,878,863	5,186,609
Net defined benefit liabilities, noncurrent	4	1,659,030	2,205,085	2,642,055
Guarantee deposits	6(28)	41,217,600	40,122,956	32,193,560
Other noncurrent liabilities-others	4, 6(16), 6(18), 6(20), 6(28)	2,421,951	2,457,307	6,568,590
Total non-current liabilities		100,441,417	100,593,622	88,195,067

Total liabilities		188,844,536	199,608,355	194,081,051

Equity attributable to the parent company
Capital	4, 6(19)
Common stock		125,290,340	125,298,222	125,047,490
Additional paid-in capital	4, 6(19), 6(20)
Premiums		3,997,662	3,997,662	3,215,160
Treasury stock transactions		4,531,955	4,531,955	4,531,955
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries		3,039,275	3,039,275	466,457
Recognition of changes in subsidiaries’ ownership		5,422	3,807	-
Share of changes in net assets of associates and joint ventures accounted for using equity method		346,687	358,848	339,737
Restricted stock for employees		2,381,712	2,373,830	2,221,709
Other		19,140	19,396	2,200,688
Retained earnings	6(19)
Legal reserve		30,472,125	30,472,125	21,566,986
Special reserve		2,734,058	2,734,058	4,914,214
Unappropriated earnings		194,303,808	183,847,052	191,669,715
Other components of equity	4, 6(20)
Exchange differences on translation of foreign operations		(3,186,676)	(8,646,445)	(7,615,378)
Unrealized gains or losses on financial assets measured at fair value through other comprehensive income		15,693,046	13,199,259	8,189,022
Unearned employee compensation		(1,716,428)	(1,991,331)	(1,542,119)
Total equity attributable to the parent company		377,912,126	359,237,713	355,205,636

Non-controlling interests	6(19)	315,924	340,859	344,427
Total equity		378,228,050	359,578,572	355,550,063

Total liabilities and equity		$567,072,586	$559,186,927	$549,631,114

The accompanying notes are an integral part of the consolidated financial statements.

5

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three-month periods ended March 31, 2024 and 2023
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the three-month periods ended March 31,
	Notes	2024	2023
Operating revenues	4, 6(21), 7	$54,632,099	$54,209,447
Operating costs	4, 6(6), 6(10), 6(15), 6(20), 6(21), 6(22), 7	(37,732,669)	(34,985,007)
Gross profit		16,899,430	19,224,440
Operating expenses	4, 6(5), 6(10), 6(15), 6(20), 6(22), 7
Sales and marketing expenses		(683,987)	(950,313)
General and administrative expenses		(1,702,018)	(2,102,198)
Research and development expenses		(3,407,407)	(2,766,607)
Expected credit impairment gains		45,530	38,586
Subtotal		(5,747,882)	(5,780,532)
Net other operating income and expenses	4, 6(16), 6(23)	512,953	1,036,790
Operating income		11,664,501	14,480,698
Non-operating income and expenses
Interest income	4	1,071,136	1,229,719
Other income	4	10,470	13,945
Other gains and losses	4, 6(24)	(408,150)	742,166
Finance costs	6(24)	(414,879)	(347,250)
Share of profit or loss of associates and joint ventures	4, 6(7)	100,642	3,248,054
Exchange gain, net	4	697,164	-
Exchange loss, net	4	-	(238,881)
Subtotal		1,056,383	4,647,753
Income from continuing operations before income tax		12,720,884	19,128,451
Income tax expense	4, 6(26)	(2,291,289)	(2,743,904)
Net income		10,429,595	16,384,547
Other comprehensive income (loss)	6(25)
Items that will not be reclassified subsequently to profit or loss
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	4	1,852,889	3,073,833
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss		595,478	1,343,564
Income tax related to items that will not be reclassified subsequently	4, 6(26)	46,034	6,873
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		5,122,067	(1,187,684)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss		237,993	6,968
Income tax related to items that may be reclassified subsequently	4, 6(26)	99,747	81,533
Total other comprehensive income (loss)		7,954,208	3,325,087
Total comprehensive income (loss)		$18,383,803	$19,709,634

Net income (loss) attributable to:
Shareholders of the parent		$10,456,142	$16,183,002
Non-controlling interests		(26,547)	201,545
		$10,429,595	$16,384,547

Comprehensive income (loss) attributable to:
Shareholders of the parent		$18,410,312	$19,508,092
Non-controlling interests		(26,509)	201,542
		$18,383,803	$19,709,634

Earnings per share (NTD)	4, 6(27)
Earnings per share-basic		$0.84	$1.31
Earnings per share-diluted		$0.83	$1.28

The accompanying notes are an integral part of the consolidated financial statements.

6

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the three-month periods ended March 31, 2024 and 2023
(Expressed in Thousands of New Taiwan Dollars)

		Equity Attributable to the Parent Company
		Capital		Retained Earnings			Other Components of Equity
	Notes	Common Stock	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gains or Losses on Financial Assets Measured at Fair Value through Other Comprehensive Income	Unearned Employee Compensation	Total	Non- Controlling Interests	Total Equity
Balance as of January 1, 2023	6(19)	$125,047,490	$12,377,833	$21,566,986	$4,914,214	$175,765,824	$(6,516,198)	$3,782,141	$(1,831,030)	$335,107,260	$343,679	$335,450,939
Net income for the three-month period ended March 31, 2023	6(19)	-	-	-	-	16,183,002	-	-	-	16,183,002	201,545	16,384,547
Other comprehensive income (loss) for the three-month period ended March 31, 2023	6(19), 6(25)	-	-	-	-	-	(1,099,180)	4,424,270	-	3,325,090	(3)	3,325,087
Total comprehensive income (loss)		-	-	-	-	16,183,002	(1,099,180)	4,424,270	-	19,508,092	201,542	19,709,634
Share-based payment transaction	4, 6(20)	-	-	-	-	(2,334)	-	-	288,911	286,577	2,334	288,911
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	26,114	-	-	17,445	-	(17,445)	-	26,114	-	26,114
Disposal of investments accounted for under the equity method		-	117,264	-	-	(56)	-	56	-	117,264	-	117,264
Changes in subsidiaries’ ownership	4, 6(19)	-	-	-	-	(294,166)	-	-	-	(294,166)	(17)	(294,183)
Non-Controlling Interests	6(19)	-	-	-	-	-	-	-	-	-	100	100
Others	6(19)	-	454,495	-	-	-	-	-	-	454,495	(203,211)	251,284
Balance as of March 31, 2023	6(19)	$125,047,490	$12,975,706	$21,566,986	$4,914,214	$191,669,715	$(7,615,378)	$8,189,022	$(1,542,119)	$355,205,636	$344,427	$355,550,063

Balance as of January 1, 2024	6(19)	$125,298,222	$14,324,773	$30,472,125	$2,734,058	$183,847,052	$(8,646,445)	$13,199,259	$(1,991,331)	$359,237,713	$340,859	$359,578,572
Net income (loss) for the three-month period ended March 31, 2024	6(19)	-	-	-	-	10,456,142	-	-	-	10,456,142	(26,547)	10,429,595
Other comprehensive income (loss) for the three-month period ended March 31, 2024	6(19), 6(25)	-	-	-	-	614	5,459,769	2,493,787	-	7,954,170	38	7,954,208
Total comprehensive income (loss)		-	-	-	-	10,456,756	5,459,769	2,493,787	-	18,410,312	(26,509)	18,383,803
Share-based payment transaction	4, 6(20)	(7,882)	7,417	-	-	-	-	-	274,903	274,438	1,134	275,572
Share of changes in net assets of associates and joint ventures accounted for		-	(12,161)	-	-	-	-	-	-	(12,161)	-	(12,161)
using equity method
Changes in subsidiaries’ ownership	4, 6(19)	-	2,080	-	-	-	-	-	-	2,080	440	2,520
Others	6(19)	-	(256)	-	-	-	-	-	-	(256)	-	(256)
Balance as of March 31, 2024	6(19)	$125,290,340	$14,321,853	$30,472,125	$2,734,058	$194,303,808	$(3,186,676)	$15,693,046	$(1,716,428)	$377,912,126	$315,924	$378,228,050

The accompanying notes are an integral part of the consolidated financial statements.

7

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three-month periods ended March 31, 2024 and 2023
(Expressed in Thousands of New Taiwan Dollars)

	For the three-month periods ended March 31,
	2024	2023
Cash flows from operating activities:
Net income before tax	$12,720,884	$19,128,451
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	10,257,846	9,222,348
Amortization	627,800	680,441
Expected credit impairment gains	(45,530)	(38,586)
Net loss (gain) of financial assets and liabilities at fair value through profit or loss	428,142	(705,829)
Interest expense	395,087	321,534
Interest income	(1,071,136)	(1,229,719)
Dividend income	(3,929)	(13,945)
Share-based payment	278,092	288,911
Share of profit of associates and joint ventures	(100,642)	(3,248,054)
Gain on disposal of property, plant and equipment	(32,831)	(59,020)
Gain on disposal of investments accounted for under the equity method	-	(19,548)
Exchange loss (gain) on financial assets and liabilities	716,312	(201,595)
Gain on lease modification	-	(51)
Amortization of deferred government grants	(283,430)	(931,702)
Income and expense adjustments	11,165,781	4,065,185
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	(418,632)	275,156
Contract assets	160,778	34,883
Accounts receivable	(822,752)	9,862,071
Other receivables	(834,051)	87,186
Inventories	1,351,616	(1,676,588)
Prepayments	(83,243)	871,406
Other current assets	(17,873)	-
Contract fulfillment costs	168,708	(42,292)
Contract liabilities	173,719	(286,340)
Accounts payable	(114,186)	265,961
Other payables	(2,073,705)	(3,078,183)
Other current liabilities	(691,550)	(557,204)
Net defined benefit liabilities	(546,055)	(227,347)
Other noncurrent liabilities-others	3,946	10,785
Cash generated from operations	20,143,385	28,733,130
Interest received	997,629	1,196,844
Dividend received	85,748	37,732
Interest paid	(154,224)	(67,143)
Income tax paid	(252,667)	(2,936,364)
Net cash provided by operating activities	20,819,871	26,964,199

(continued)

8

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three-month periods ended March 31, 2024 and 2023
(Expressed in Thousands of New Taiwan Dollars)

	For the three-month periods ended March 31,
	2024	2023
Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	$(381,038)	$(328,626)
Proceeds from disposal of financial assets at fair value through profit or loss	99,668	140,025
Acquisition of financial assets measured at amortized cost	(261,463)	(11,272)
Proceeds from redemption of financial assets measured at amortized cost	1,000,000	609,649
Acquisition of investments accounted for under the equity method	(533,973)	-
Proceeds from disposal of investments accounted for under the equity method	-	293,266
Acquisition of property, plant and equipment	(28,497,609)	(29,756,200)
Proceeds from disposal of property, plant and equipment	49,487	13,137
Increase in refundable deposits	(566,358)	(17,222)
Decrease in refundable deposits	30,256	12,784
Acquisition of intangible assets	(845,526)	(527,631)
Government grants related to assets acquisition	-	7,550
Increase in other noncurrent assets-others	(8,079)	(21,669)
Net cash used in investing activities	(29,914,635)	(29,586,209)
Cash flows from financing activities:
Increase in short-term loans	8,450,000	100,000
Decrease in short-term loans	(10,850,000)	-
Bonds issuance costs	(30)	-
Redemption of bonds	(2,100,000)	-
Proceeds from long-term loans	5,663,080	4,980
Repayments of long-term loans	(7,150,934)	(590,070)
Increase in guarantee deposits	2,098	2,327,873
Decrease in guarantee deposits	(284,020)	(336,443)
Cash payments for the principal portion of the lease liability	(168,772)	(159,259)
Change in non-controlling interests	-	100
Others	(330)	(92)
Net cash provided by (used in) financing activities	(6,438,908)	1,347,089
Effect of exchange rate changes on cash and cash equivalents	2,411,317	(709,398)
Net decrease in cash and cash equivalents	(13,122,355)	(1,984,319)
Cash and cash equivalents at beginning of period	132,553,615	173,818,777
Cash and cash equivalents at end of period	$119,431,260	$171,834,458

The accompanying notes are an integral part of the consolidated financial statements.

9

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Three-Month Periods Ended March 31, 2024 and 2023

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.	HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in Republic of China (R.O.C.) in May 1980 and commenced operations in April 1982. UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs. UMC’s ordinary shares were publicly listed on the Taiwan Stock Exchange (TWSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

The address of its registered office and principal place of business is No. 3, Li-Hsin 2nd Road, Hsinchu Science Park, Hsinchu, Taiwan. The principal operating activities of UMC and its subsidiaries (collectively as “the Company”) are described in Notes 4(3) and 14.

2.	DATE AND PROCEDURES OF AUTHORIZATION OF FINANCIAL STATEMENTS FOR ISSUE

The consolidated financial statements of the Company were authorized for issue in accordance with a resolution of the Board of Directors’ meeting on April 24, 2024.

3.	NEWLY ISSUED OR REVISED STANDARDS AND INTERPRETATIONS

(1)	The Company applied International Financial Reporting Standards, International Accounting Standards, and Interpretations issued, revised or amended which are endorsed by Financial Supervisory Commission (FSC) and become effective for annual periods beginning on or after January 1, 2024. There are no newly adopted or revised standards and interpretations that have material impact on the Company’s financial position and performance.

(2)	Standards issued by International Accounting Standards Board (IASB) but not yet endorsed by FSC (the effective dates are to be determined by FSC) are listed below:

New, Revised or Amended Standards and Interpretations	Effective Date issued by IASB
IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures	To be determined by IASB
IFRS 17 “Insurance Contracts”	January 1, 2023
Amendments to IAS 21 “The Effects of Changes in Foreign Exchange Rates” - Lack of Exchangeability	January 1, 2025
IFRS 18 “Presentation and Disclosure in Financial Statements”	January 1, 2027

10

The potential effects of adopting the standards or interpretations issued by IASB but not yet endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

a.	Amendments to IFRS 10 “Consolidated Financial Statements” (IFRS 10) and IAS 28 “Investments in Associates and Joint Ventures” (IAS 28) - Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures

The amendments address the inconsistency between the requirements in IFRS 10 and IAS 28, in dealing with the loss of control of a subsidiary that is contributed to an associate or a joint venture. IAS 28 restricts gains and losses arising from contributions of non-monetary assets to an associate or a joint venture to the extent of the interest attributable to the other equity holders in the associate or joint venture. IFRS 10 requires full profit or loss recognition on the loss of control of a subsidiary. IAS 28 was amended so that the gain or loss resulting from the sale or contribution of assets that constitute a business as defined in IFRS 3 “Business Combinations” (IFRS 3) between an investor and its associate or joint venture is recognized in full.

IFRS 10 was also amended so that the gain or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized only to the extent of the unrelated investors’ interests in the associate or joint venture.

b.	IFRS 17 “Insurance Contracts” (IFRS 17)

IFRS 17 provides a comprehensive model for insurance contracts, covering all relevant accounting aspects (including recognition, measurement, presentation and disclosure requirements). The core of IFRS 17 is the General (building block) Model, under this model, on initial recognition, an entity shall measure a group of insurance contracts at the total of the fulfilment cash flows and the contractual service margin. The carrying amount of a group of insurance contracts at the end of each reporting period shall be the sum of the liability for remaining coverage and the liability for incurred claims.

Other than the General Model, the standard also provides a specific adaptation for contracts with direct participation features (the Variable Fee Approach) and a simplified approach (Premium Allocation Approach) mainly for short-duration contracts.

IFRS 17 was issued in May 2017 and it was amended in 2020 and 2021. The amendments include deferral of the date of initial application of IFRS 17 by two years to annual beginning on or after January 1, 2023 (from the original effective date of January 1, 2021), provide additional transition reliefs, simplify some requirements to reduce the costs of applying IFRS 17 and revise some requirements to make the results easier to explain. IFRS 17 replaces an interim Standard - IFRS 4 Insurance Contracts - from annual reporting periods beginning on or after January 1, 2023.

11

c.	Amendments to IAS 21 “The Effects of Changes in Foreign Exchange Rates” - Lack of Exchangeability

These amendments specify whether a currency is exchangeable into another currency and, when it is not, to determining the exchange rate to use and the disclosures to provide. The amendments apply for annual reporting periods beginning on or after January 1, 2025.

d.	IFRS 18 “Presentation and Disclosure in Financial Statements” (IFRS 18)

The main changes in the new standard are as below:

i.	Improved comparability in the statement of profit or loss (income statement)

IFRS 18 requires entities to classify all income and expenses within their statement of profit or loss into one of five categories: operating; investing; financing; income taxes; and discontinued operations. The first three categories are new, to improve the structure of the income statement, and requires all entities to provide new defined subtotals, including operating profit. The improved structure and new subtotals will give investors a consistent starting point for analyzing entities’ performance and make it easier to compare entities.

ii.	Enhanced transparency of management-defined performance measures

IFRS 18 requires entities to disclose explanations of those entity-specific measures that are related to the income statement, referred to as management-defined performance measures.

iii.	Useful grouping of information in the financial statements

IFRS 18 sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes. The changes are expected to provide more detailed and useful information. IFRS 18 also requires entities to provide more transparency about operating expenses, helping investors to find and understand the information they need.

IFRS 18 replaces IAS 1 “Presentation of Financial Statements”. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (a) - (d) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

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4.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

(1)	Statement of Compliance

The Company’s consolidated financial statements were prepared in accordance with Regulations Governing the Preparation of Financial Reports by Securities Issuers (Regulations) and IAS 34 “Interim Financial Reporting” which is endorsed and become effective by FSC.

(2)	Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value.

(3)	General Description of Reporting Entity

a.	Principles of consolidation

The same principles of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2023. For the principles of consolidation, please refer to Note 4(3) of the Company’s consolidated financial statements for the year ended December 31, 2023.

b.	The consolidated entities are as follows:

As of March 31, 2024, December 31, 2023 and March 31, 2023

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			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	March 31, 2024	December 31, 2023	March 31, 2023
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V. (UME BV)	Marketing support activities	100.00	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00	100.00
UMC	UMC KOREA CO., LTD. (UMC KOREA)	Marketing support activities	100.00	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00	100.00
UMC	SINO PARAGON LIMITED	Investment holding	100.00	100.00	100.00
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	100.00	100.00	100.00
UMC	UNITED SEMICONDUCTOR JAPAN CO., LTD. (USJC)	Sales and manufacturing of integrated circuits	100.00	100.00	100.00
UMC and FORTUNE	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	Sales and manufacturing of integrated circuits	80.00	80.00	80.13
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00	100.00
GE	UNITED MICROCHIP CORPORATION	Investment holding	100.00	100.00	100.00
FORTUNE	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	99.01	99.01	100.00
TERA ENERGY	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00	100.00

14

			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	March 31, 2024	December 31, 2023	March 31, 2023
OMNI	ECP VITA PTE. LTD.	Insurance	100.00	100.00	100.00
WAVETEK	WAVETEK MICROELECTRONICS CORPORATION (USA)	Marketing service	100.00	100.00	-
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED (WAVETEK-SAMOA)	Investment holding	-	-	100.00
WAVETEK- SAMOA	WAVETEK MICROELECTRONICS CORPORATION (USA)	Marketing service	-	-	100.00
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN)	Sales and manufacturing of integrated circuits	99.9985	99.9985	99.9985
HEJIAN	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Integrated circuits design services	100.00	100.00	100.00
UNITED MICROCHIP CORPORATION and HEJIAN	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM)	Sales and manufacturing of integrated circuits	100.00	100.00	72.73

(4)	Other Significant Accounting Policies

Apart from the accounting policies which are described below, the same accounting policies of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2023. For the summary of significant accounting policies, please refer to Note 4 of the Company’s consolidated financial statements for the year ended December 31, 2023.

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Current and Non-Current Distinction

An asset is classified as current when:

a.	the Company expects to realize the asset, or intends to sell or consume it, in its normal operating cycle;
b.	the Company holds the asset primarily for the purpose of trading;
c.	the Company expects to realize the asset within twelve months after the reporting period; or
d.	the asset is cash or a cash equivalent unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is classified as current when:

a.	the Company expects to settle the liability in normal operating cycle;
b.	the Company holds the liability primarily for the purpose of trading;
c.	the liability is due to be settled within twelve months after the reporting period; or
d.	the Company does not have the right at the end of the reporting period to defer settlement of the liability for at least twelve months after the reporting period.

All other liabilities are classified as non-current.

5.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The same significant accounting judgments, estimates and assumptions have been applied in the Company’s consolidated financial statements for the three-month period ended March 31, 2024 as those applied in the Company’s consolidated financial statements for the year ended December 31, 2023. For significant accounting judgments, estimates and assumptions, please refer to Note 5 of the Company’s consolidated financial statements for the year ended December 31, 2023.

6.	CONTENTS OF SIGNIFICANT ACCOUNTS

(1)	Cash and Cash Equivalents

	As of
	March 31, 2024	December 31, 2023	March 31, 2023
Cash on hand and petty cash	$6,215	$6,200	$6,035
Checking and savings accounts	47,369,157	50,322,942	38,519,836
Time deposits	70,492,163	80,276,114	127,322,641
Repurchase agreements collateralized by government bonds and corporate notes	1,563,725	1,948,359	5,985,946
Total	$119,431,260	$132,553,615	$171,834,458

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(2)	Financial Assets at Fair Value through Profit or Loss

	As of
	March 31, 2024	December 31, 2023	March 31, 2023
Financial assets mandatorily measured at fair value through profit or loss
Common stocks	$9,474,883	$9,170,230	$10,693,866
Preferred stocks	3,068,290	2,862,119	2,746,631
Funds	4,627,993	4,472,097	5,078,142
Convertible bonds	805,242	480,715	137,208
Others	159,700	153,300	151,950
Total	$18,136,108	$17,138,461	$18,807,797

Current	$450,991	$443,601	$751,386
Non-current	17,685,117	16,694,860	18,056,411
Total	$18,136,108	$17,138,461	$18,807,797

(3)	Financial Assets at Fair Value through Other Comprehensive Income

	As of
	March 31, 2024	December 31, 2023	March 31, 2023
Equity instruments
Common stocks	$19,351,966	$17,508,897	$18,091,095
Preferred stocks	184,883	175,063	172,338
Total	$19,536,849	$17,683,960	$18,263,433

Current	$6,721,549	$5,753,379	$4,394,403
Non-current	12,815,300	11,930,581	13,869,030
Total	$19,536,849	$17,683,960	$18,263,433

a.	These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as fair value through other comprehensive income.

b.	Dividend income recognized in profit or loss from equity instruments designated as fair value through other comprehensive income were both nil for the three-month periods ended March 31, 2024 and 2023.

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c.	UMC issued unsecured exchangeable bonds where the bondholders may exchange the bonds at any time on or after October 8, 2021 and prior to June 27, 2026 into NOVATEK common shares which UMC holds and accounts for as equity instruments investments measured at fair value through other comprehensive income. Please refer to Note 6(13) for the Company’s unsecured exchangeable bonds.

(4)	Financial Assets Measured at Amortized Cost

	As of
	March 31, 2024	December 31, 2023	March 31, 2023
Financial assets measured at amortized cost
Time deposits with original maturities over three months	$5,841,721	$6,353,768	$246,755
Bonds	-	-	20,000
Total	$5,841,721	$6,353,768	$266,755

Current	$5,593,700	$6,131,077	$259,264
Non-current	248,021	222,691	7,491
Total	$5,841,721	$6,353,768	$266,755

(5)	Accounts Receivable, Net

	As of
	March 31, 2024	December 31, 2023	March 31, 2023
Accounts receivable	$30,241,558	$29,316,612	$26,843,820
Less: loss allowance	(34,847)	(79,062)	(169,395)
Net	$30,206,711	$29,237,550	$26,674,425

Aging analysis of accounts receivable:

	As of
	March 31, 2024	December 31, 2023	March 31, 2023
Neither past due	$27,566,323	$25,707,008	$24,836,350
Past due:
≤ 30 days	1,980,508	3,008,126	1,288,032
31 to 60 days	167,066	78,668	87,445
61 to 90 days	7,396	5,599	8,294
91 to 120 days	13,914	-	5,084
≥ 121 days	506,351	517,211	618,615
Subtotal	2,675,235	3,609,604	2,007,470
Total	$30,241,558	$29,316,612	$26,843,820

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Movement of loss allowance for accounts receivable:

	For the three-month periods ended March 31,
	2024	2023
Beginning balance	$79,062	$209,101
Net recognition (reversal) for the period	(44,215)	(39,706)
Ending balance	$34,847	$169,395

The collection periods for third party domestic sales and third party overseas sales were month-end 30 - 60 days and net 30 - 60 days, respectively.

An impairment analysis is performed at each reporting date to measure expected credit losses (ECLs) of accounts receivable. For the receivables past due within 60 days, including not past due, the Company estimates an expected credit loss rate to calculate ECLs. For the three-month periods ended March 31, 2024 and 2023, the expected credit loss rates were not greater than 0.2%. The rate is determined based on the Company’s historical credit loss experience and customer’s current financial condition, adjusted for forward-looking factors such as customer’s economic environment. For the receivables past due over 60 days, the Company applies the aforementioned rate and assesses individually whether to recognize additional expected credit losses by considering customer’s operating condition and debt-paying ability.

(6)	Inventories, Net

	As of
	March 31, 2024	December 31, 2023	March 31, 2023
Raw materials	$11,219,702	$10,995,569	$8,307,539
Supplies and spare parts	6,217,991	6,443,172	6,803,508
Work in process	15,336,453	15,560,517	16,282,279
Finished goods	1,819,130	2,713,300	1,285,541
Total	$34,593,276	$35,712,558	$32,678,867

a.	For the three-month periods ended March 31, 2024 and 2023, the Company recognized NT$35,375 million and NT$33,052 million, respectively, in operating costs, of which NT$47 million was related to reversal of write-down of inventories and NT$426 million was related to write-down of inventories.

b.	None of the aforementioned inventories were pledged.

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(7)	Investments Accounted for Under the Equity Method

a.	Details of investments accounted for under the equity method are as follows:

	As of
	March 31, 2024		December 31, 2023		March 31, 2023
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
Listed companies
SILICON INTEGRATED SYSTEMS CORP. (SIS) (Note A)	$3,872,126	19.02	$3,912,264	19.02	$-	-
FARADAY TECHNOLOGY CORP. (FARADAY) (Note B)	2,566,398	13.80	2,001,769	13.78	2,005,744	13.78
UNIMICRON TECHNOLOGY CORP. (UNIMICRON) (Note C)	14,185,999	13.05	13,712,103	13.05	14,457,514	13.06
Unlisted companies
MTIC HOLDINGS PTE. LTD. (Note D)	-	45.44	-	45.44	-	45.44
UNITECH CAPITAL INC.	574,503	42.00	625,667	42.00	497,554	42.00
TRIKNIGHT CAPITAL CORPORATION (TRIKNIGHT) (Note E)	1,903,231	40.00	2,109,906	40.00	2,469,068	40.00
HSUN CHIEH CAPITAL CORP.	222,094	40.00	235,098	40.00	234,758	40.00
PURIUMFIL INC.	14,492	40.00	11,521	40.00	14,925	40.00
HSUN CHIEH INVESTMENT CO., LTD. (HSUN CHIEH) (Note F)	12,623,840	36.49	12,595,605	36.49	11,792,719	36.49
YANN YUAN INVESTMENT CO., LTD. (YANN YUAN)	10,663,270	26.78	10,049,821	26.78	8,519,688	26.78
UNITED LED CORPORATION HONG KONG LIMITED	95,900	25.14	93,793	25.14	95,949	25.14
VSENSE CO., LTD. (Note D)	-	23.98	-	23.98	-	23.98
TRANSLINK CAPITAL PARTNERS I, L.P. (Note G)	71,753	10.38	58,964	10.38	66,005	10.38
Total	$46,793,606		$45,406,511		$40,153,924

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Note A: In August 2023, the board chairman of SIS changed and became the same person as the board chairman of UMC. After considering the comprehensive conditions, including ownership interest held and representation on Board of Directors of SIS, etc., the Company determines that it has significant influence over SIS and accounts for its investment in SIS as an associate. SIS was previously measured at fair value through other comprehensive income and reclassified as investments accounted for under the equity method. UMC’s share of the net fair value of SIS’s identifiable assets and liabilities was in excess of the fair value of the previously held investment in SIS at the acquisition date, and the difference was recognized as bargain purchase gain. Cumulative fair value change that was previously recognized in other comprehensive loss up to reclassification date was reclassified to retained earnings in the current period.

Note B: Beginning from June 2015, the Company accounts for its investment in FARADAY as an associate given the fact that UMC obtained the ability to exercise significant influence over FARADAY through representation on its Board of Directors. The Company participated in the capital increase of FARADAY in March 2024. Please refer to Note 7 for the relevant information.

Note C: Beginning from June 2020, the Company accounts for its investment in UNIMICRON as an associate given the fact that UMC obtained the ability to exercise significant influence over UNIMICRON through representation on its Board of Directors. On January 6, 2023, UNIMICRON issued new shares to merge with SUBTRON TECHNOLOGY CO., LTD. (SUBTRON) through share conversion. The share conversion ratio was 1 common share of SUBTRON to exchange 0.219 common shares of UNIMICRON. The 23 million shares of SUBTRON held by the Company were exchanged to 5 million common shares newly issued by UNIMICRON.

Note D: When the Company’s share of losses of an associate equals or exceeds its interest in that associate, the Company discontinues recognizing its share of further losses. Additional losses and liabilities are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of that associate.

Note E: TRIKNIGHT executed a capital reduction and refunded NT$400 million and NT$560 million based on UMC’s stockholding percentage in June and December 2023, respectively. UMC’s stockholding percentage remains unchanged.

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Note F: HSUN CHIEH executed a capital reduction and refunded NT$343 million based on UMC’s stockholding percentage in April 2023. UMC’s stockholding percentage remains unchanged.

Note G: The Company follows international accounting practices in equity accounting for limited partnerships and uses the equity method to account for these investees.

The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$20,625 million, NT$19,626 million and NT$16,463 million as of March 31, 2024, December 31, 2023 and March 31, 2023, respectively. The fair value of these investments were NT$55,752 million, NT$53,726 million and NT$36,063 million as of March 31, 2024, December 31, 2023 and March 31, 2023, respectively.

Certain investments accounted for under the equity method were reviewed by other independent accountants. Shares of profit or loss of these associates and joint ventures amounted to NT$1 million and NT$3,146 million for the three-month periods ended March 31, 2024 and 2023, respectively. Share of other comprehensive income (loss) of these associates and joint ventures amounted to NT$241 million and NT$58 million for the three-month periods ended March 31, 2024 and 2023, respectively. The balances of investments accounted for under the equity method were NT$29,288 million, NT$29,337 million and NT$29,217 million as of March 31, 2024, December 31, 2023 and March 31, 2023, respectively.

Although the Company is the largest shareholder of some associates, after comprehensive assessment, the Company does not own the major voting rights as the remaining voting rights holders are able to align and prevent the Company from ruling the relevant operation. Therefore, the Company does not control but owns significant influence over the aforementioned associates.

None of the aforementioned associates were pledged.

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b.	Financial information of associates:

There is no individually significant associate for the Company. When an associate is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss). Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the three-month periods ended March 31, 2024 and 2023 were NT$33 million and NT$(5) million, respectively, which were not included in the following table.

The aggregate amount of the Company’s share of all its individually immaterial associates that are accounted for using the equity method were as follows:

	For the three-month periods ended March 31,
	2024	2023
Income (loss) from continuing operations	$100,642	$3,248,054
Other comprehensive income (loss)	800,055	1,357,057
Total comprehensive income (loss)	$900,697	$4,605,111

c.	Details of UMC’s stock (thousand shares) held by the Company’s associates are as follows:

	As of
	March 31, 2024	December 31, 2023	March 31, 2023
HSUN CHIEH	441,371	441,371	441,371
YANN YUAN	192,963	192,963	192,963
SUBTRON, the subsidiary of UNIMICRON (Note A)	47	47	47
SIS (Note B)	266,580	266,580	-
Total	900,961	900,961	634,381

Note A: Beginning from January 2023, SUBTRON becomes an associate of the Company.

Note B: Beginning from August 2023, SIS becomes an associate of the Company.

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(8)	Property, Plant and Equipment

a.	For the three-month period ended March 31, 2024:

Assets Used by the Company:

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2024	$1,430,338	$38,369,863	$1,021,498,821	$71,712	$8,873,468	$65,823	$82,358,651	$1,152,668,676
Additions	-	16,966	-	-	-	-	22,128,232	22,145,198
Disposals	-	-	(601,227)	-	(515)	-	-	(601,742)
Transfers and reclassifications	-	19,215	19,355,720	72	100,350	-	(18,984,870)	490,487
Exchange effect	(15,581)	215,062	7,985,369	691	33,904	1,560	1,859,583	10,080,588
As of March 31, 2024	$1,414,757	$38,621,106	$1,048,238,683	$72,475	$9,007,207	$67,383	$87,361,596	$1,184,783,207

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2024	$-	$24,028,140	$884,088,674	$56,257	$7,056,013	$63,038	$-	$915,292,122
Depreciation	-	341,769	9,607,847	1,159	123,447	1,157	-	10,075,379
Disposals	-	-	(584,626)	-	(515)	-	-	(585,141)
Exchange effect	-	109,925	7,466,489	451	31,321	1,549	-	7,609,735
As of March 31, 2024	$-	$24,479,834	$900,578,384	$57,867	$7,210,266	$65,744	$-	$932,392,095
Net carrying amount:
As of March 31, 2024	$1,414,757	$14,141,272	$147,660,299	$14,608	$1,796,941	$1,639	$87,361,596	$252,391,112

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Assets Subject to Operating Leases:

Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2024	$539,703	$2,440,917	$6,345	$1,385,740	$4,372,705
Transfers and reclassifications	-	-	-	9,278	9,278
Exchange effect	(2,378)	10,802	-	4,832	13,256
As of March 31, 2024	$537,325	$2,451,719	$6,345	$1,399,850	$4,395,239

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2024	$-	$1,297,068	$6,345	$1,322,598	$2,626,011
Depreciation	-	9,726	-	3,346	13,072
Exchange effect	-	6,613	-	4,784	11,397
As of March 31, 2024	$-	$1,313,407	$6,345	$1,330,728	$2,650,480
Net carrying amount:
As of March 31, 2024	$537,325	$1,138,312	$-	$69,122	$1,744,759

b.	For the three-month period ended March 31, 2023:

Assets Used by the Company:

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2023	$1,470,216	$37,597,769	$953,819,688	$64,923	$8,061,993	$63,075	$55,363,943	$1,056,441,607
Additions	-	26,100	-	-	-	-	25,150,237	25,176,337
Disposals	-	-	(920,338)	-	(2,196)	-	-	(922,534)
Transfers and reclassifications	-	215,841	16,071,861	5,178	523,914	-	(11,621,801)	5,194,993
Exchange effect	(10,035)	(29,908)	(966,250)	(83)	(2,005)	(484)	(41,413)	(1,050,178)
As of March 31, 2023	$1,460,181	$37,809,802	$968,004,961	$70,018	$8,581,706	$62,591	$68,850,966	$1,084,840,225

25

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2023	$-	$22,731,506	$857,737,785	$51,597	$6,697,517	$59,383	$-	$887,277,788
Depreciation	-	350,300	8,537,488	1,205	126,565	942	-	9,016,500
Disposals	-	-	(915,485)	-	(2,196)	-	-	(917,681)
Exchange effect	-	(15,581)	(913,073)	10	(1,046)	(458)	-	(930,148)
As of March 31, 2023	$-	$23,066,225	$864,446,715	$52,812	$6,820,840	$59,867	$-	$894,446,459
Net carrying amount:
As of March 31, 2023	$1,460,181	$14,743,577	$103,558,246	$17,206	$1,760,866	$2,724	$68,850,966	$190,393,766

Assets Subject to Operating Leases:

Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2023	$545,787	$2,443,247	$6,345	$1,334,291	$4,329,670
Transfers and reclassifications	-	-	-	5,698	5,698
Exchange effect	(1,532)	(1,154)	-	431	(2,255)
As of March 31, 2023	$544,255	$2,442,093	$6,345	$1,340,420	$4,333,113

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2023	$-	$1,202,812	$6,345	$1,302,266	$2,511,423
Depreciation	-	23,703	-	7,991	31,694
Exchange effect	-	(1,048)	-	310	(738)
As of March 31, 2023	$-	$1,225,467	$6,345	$1,310,567	$2,542,379
Net carrying amount:
As of March 31, 2023	$544,255	$1,216,626	$-	$29,853	$1,790,734

26

c.	Details of interest expense capitalized were as follows:

	For the three-month periods ended March 31,
	2024	2023
Interest expense capitalized	$3,683	$1,279
Interest rates applied	1.52% - 1.95%	1.48% - 1.57%

d.	Please refer to Note 8 for property, plant and equipment pledged as collateral.

(9)	Leases

The Company leases various properties, such as land (including land use right), buildings, machinery and equipment, transportation equipment and other equipment with lease terms of 1 to 31 years, except for the land use rights with lease term of 50 years. Most lease contracts of land located in R.O.C state that lease payments will be adjusted based on the announced land value. The Company does not have purchase options of leased land at the end of the lease terms.

a.	The Company as a lessee

(a)	Right-of-use Assets

	As of
	March 31, 2024	December 31, 2023	March 31, 2023
Land (including land use right)	$6,039,059	$5,318,986	$5,620,033
Buildings	136,833	156,483	201,561
Machinery and equipment	1,467,353	1,506,824	1,693,655
Transportation equipment	13,427	16,356	22,405
Other equipment	1,830	1,706	2,809
Net	$7,658,502	$7,000,355	$7,540,463

	For the three-month periods ended March 31,
	2024	2023
Depreciation
Land (including land use right)	$94,250	$93,597
Buildings	22,344	24,714
Machinery and equipment	49,497	51,361
Transportation equipment	3,060	3,462
Other equipment	244	1,020
Total	$169,395	$174,154

27

i.	For the three-month periods ended March 31, 2024 and 2023, the Company’s addition to right-of-use assets amounted to NT$654 million and NT$144 million, respectively.

ii.	Please refer to Note 8 for right-of-use assets pledged as collateral.

(b)	Lease Liabilities

	As of
	March 31, 2024	December 31, 2023	March 31, 2023
Current	$548,422	$514,324	$541,733
Non-current	5,415,852	4,878,863	5,186,609
Total	$5,964,274	$5,393,187	$5,728,342

Please refer to Note 6(24) for the interest expenses on the lease liabilities.

b.	The Company as a lessor

The Company entered into leases on certain property, plant and equipment which are classified as operating leases as they did not transfer substantially all of the risks and rewards incidental to ownership of the underlying assets. The main contracts are to lease the dormitory to the employees with cancellation clauses. Please refer to Note 6(8) for relevant disclosure of property, plant and equipment for operating leases.

(10)	Intangible Assets

For the three-month period ended March 31, 2024:

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2024	$15,012	$5,466,077	$1,773,541	$3,310,641	$10,565,271
Additions	-	164,254	-	38,784	203,038
Write-off	-	(493,384)	(214,874)	(157,824)	(866,082)
Reclassifications	-	1,581	-	-	1,581
Exchange effect	-	(28,313)	206,906	(3,943)	174,650
As of March 31, 2024	$15,012	$5,110,215	$1,765,573	$3,187,658	$10,078,458

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Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2024	$7,398	$2,890,831	$908,965	$2,385,522	$6,192,716
Amortization	-	409,586	52,381	150,898	612,865
Write-off	-	(493,384)	(214,874)	(157,824)	(866,082)
Exchange effect	-	(15,860)	134,953	(3,746)	115,347
As of March 31, 2024	$7,398	$2,791,173	$881,425	$2,374,850	$6,054,846
Net carrying amount:
As of March 31, 2024	$7,614	$2,319,042	$884,148	$812,808	$4,023,612

For the three-month period ended March 31, 2023:

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2023	$15,012	$5,669,787	$3,422,432	$2,953,984	$12,061,215
Additions	-	245,576	45,891	32,677	324,144
Write-off	-	(528,566)	(122,508)	(62,141)	(713,215)
Reclassifications	-	(243)	-	-	(243)
Exchange effect	-	(21,569)	43,388	(2,499)	19,320
As of March 31, 2023	$15,012	$5,364,985	$3,389,203	$2,922,021	$11,691,221

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2023	$7,398	$2,689,397	$2,597,513	$2,491,707	$7,786,015
Amortization	-	436,505	96,926	105,152	638,583
Write-off	-	(528,566)	(122,508)	(62,141)	(713,215)
Exchange effect	-	(6,727)	17,898	(2,310)	8,861
As of March 31, 2023	$7,398	$2,590,609	$2,589,829	$2,532,408	$7,720,244
Net carrying amount:
As of March 31, 2023	$7,614	$2,774,376	$799,374	$389,613	$3,970,977

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The amortization amounts of intangible assets were as follows:

	For the three-month periods ended March 31,
	2024	2023
Operating costs	$211,892	$335,924
Operating expenses	$400,973	$302,659

(11)	Short-Term Loans

	As of
	March 31, 2024	December 31, 2023	March 31, 2023
Unsecured bank loans	$11,130,000	$13,530,000	$100,000

As of
	March 31, 2024	December 31, 2023	March 31, 2023
Interest rates applied	1.73% - 2.56%	1.69% - 2.65%	2.03% - 2.45%

(12)	Financial Liabilities at Fair Value through Profit or Loss, Current

	As of
	March 31, 2024	December 31, 2023	March 31, 2023
Embedded derivatives in exchangeable bonds	$1,561,120	$1,019,362	$782,936

(13)	Bonds Payable

	As of
	March 31, 2024	December 31, 2023	March 31, 2023
Unsecured domestic bonds payable	$31,000,000	$33,100,000	$23,100,000
Unsecured exchangeable bonds payable	5,757,373	5,757,373	5,757,373
Less: Discounts on bonds payable	(450,009)	(498,021)	(626,767)
Total	36,307,364	38,359,352	28,230,606
Less: Current or exchangeable portion due within one year	(11,726,382)	(13,779,701)	(7,244,712)
Net	$24,580,982	$24,579,651	$20,985,894

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a.	UMC issued domestic unsecured corporate bonds. The terms and conditions of the bonds are as follows:

Term	Issuance date	Issued amount	Coupon rate	Repayment
Ten-year	In mid-June 2014	NT$3,000 million	1.95%	Interest will be paid annually and the principal will be repayable in June 2024 upon maturity.
Seven-year	In late March 2017	NT$2,100 million	1.43%	Interest will be paid annually and the principal was fully repaid in March 2024.
Seven-year	In early October 2017	NT$3,400 million	1.13%	Interest will be paid annually and the principal will be repayable in October 2024 upon maturity.
Five-year	In late April 2021	NT$5,500 million	0.57%	Interest will be paid annually and the principal will be repayable in April 2026 upon maturity.
Seven-year	In late April 2021	NT$2,000 million	0.63%	Interest will be paid annually and the principal will be repayable in April 2028 upon maturity.
Ten-year (Green bond)	In late April 2021	NT$2,100 million	0.68%	Interest will be paid annually and the principal will be repayable in April 2031 upon maturity.
Five-year	In mid-December 2021	NT$5,000 million	0.63%	Interest will be paid annually and the principal will be repayable in December 2026 upon maturity.
Five-year (Green bond)	In mid-September 2023	NT$10,000 million	1.62%	Interest will be paid annually and the principal will be repayable in September 2028 upon maturity.

b.	On July 7, 2021, UMC issued SGX-ST listed currency linked zero coupon exchangeable bonds. In accordance with IFRS 9, the value of the exchange right, call option and put option (together referred to as Option) of the exchangeable bonds was separated from the host and accounted for as “financial liabilities at fair value through profit or loss, current”. The effective rate of the host bond was 3.49%. The terms and conditions of the bonds are as follows:

i.	Issue Amount: USD 400 million

ii.	Period: July 7, 2021 - July 7, 2026 (Maturity Date)

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iii.	Redemption:
(i)	UMC may, at its option, redeem in whole or in part at the principal amount of the bonds with an interest calculated at the rate of -0.625% per annum (the Early Redemption Amount) at any time after the third anniversary from the issue date and prior to the Maturity Date, if the closing price of the common shares of NOVATEK MICROELECTRONICS CORPORATION (NOVATEK) on the TWSE, converted into U.S. dollars at the prevailing exchange rate, for 20 out of 30 consecutive trading days prior to the publication of the redemption notice is at least 130% of the quotient of the Early Redemption Amount multiplied by the then exchange price (converted into U.S. dollars at the Fixed Exchange Rate), divided by the principal amount of the bonds. The Early Redemption Amount will be converted into NTD based on the Fixed Exchange Rate (NTD 27.902=USD 1.00), and this fixed NTD amount will then be converted using the prevailing exchange rate at the time of redemption for payment in USD.
(ii)	UMC may redeem the outstanding bonds in whole, but not in part, at the Early Redemption Amount, in the event that over 90% of the bonds have been previously redeemed, repurchased and cancelled or exchanged.
(iii)	In the event of any change in ROC taxation resulting in increase of tax obligation or the necessity to pay additional interest expense or increase of additional costs to UMC, UMC may redeem the outstanding bonds in whole, but not in part, at the Early Redemption Amount. Bondholders may elect not to have their bonds redeemed but with no entitlement to any additional amounts or reimbursement of additional taxes.
(iv)	All or any portion of the bonds will be redeemable at put price at the option of bondholders on July 7, 2024 at 98.14% of the principal amount.
(v)	In the event that the common shares of NOVATEK cease to be listed or are suspended from trading for a period equal to or exceeding 30 consecutive trading days on the TWSE, each bondholder shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.
(vi)	Upon the occurrence of a change of control (as defined in the indenture) of UMC, each bondholder shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

iv.	Terms of Exchange:
(i)	Underlying Securities: Common Shares of NOVATEK
(ii)	Exchange Period: The bonds are exchangeable at any time on or after October 8, 2021 and prior to June 27, 2026, into NOVATEK common shares.

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If for any reason UMC does not have sufficient NOVATEK common shares to deliver upon the exchange of any bond, then, UMC will pay to the exchanging bondholder an amount in U.S. dollars equal to the product of the volume-weighted average closing price per NOVATEK common share on the TWSE for five consecutive trading days starting from and including the applicable exercise date (as defined in the indenture) (or such fewer number of trading days as are available within ten days starting from and including the applicable exercise date) each converted into USD at the prevailing rate on the day preceding the applicable trading day and the number of NOVATEK common shares that UMC is unable to deliver. Provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

(iii)	Exchange Price and Adjustment: The exchange price was originally NT$731.25 per NOVATEK common share. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture. The exchange price was NT$533.8 per NOVATEK common share on March 31, 2024.

v.	Redemption on the Maturity Date:

The bonds will be redeemed with 96.92% principal amount on the maturity date unless:

(i)	UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder,
(ii)	The bondholders shall have exercised the exchange right before maturity, or
(iii)	The bonds shall have been redeemed or repurchased by UMC and cancelled.

For the three-month periods ended March 31, 2024 and 2023, UMC has no repurchased the outstanding principal amount of exchangeable bonds.

(14)	Long-Term Loans

a.	Details of long-term loans as of March 31, 2024, December 31, 2023 and March 31, 2023 were as follows:

33

	As of
Lenders	March 31, 2024	December 31, 2023	March 31, 2023	Redemption
Secured Long-Term Loan from Mega International Commercial Bank (1)	$3,649	$4,866	$8,515	Repayable quarterly from October 24, 2019 to October 24, 2024 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Mega International Commercial Bank (2)	$12,706	$13,765	$16,941	Repayable quarterly from February 23, 2022 to February 22, 2027 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Mega International Commercial Bank (3)	42,706	46,265	56,941	Repayable quarterly from December 22, 2022 to February 23, 2027 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	20,811	23,784	32,703	Repayable quarterly from October 19, 2015 to October 19, 2025 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Taiwan Cooperative Bank (2)	-	-	1,458	Repayable monthly from May 31, 2019 to May 31, 2023 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (3)	17,000	20,000	29,000	Repayable monthly from August 13, 2020 to August 13, 2025 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (4)	8,793	10,345	15,000	Repayable monthly from October 29, 2020 to August 29, 2025 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (5)	52,604	58,916	77,854	Repayable monthly from April 15, 2021 to April 15, 2026 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Taiwan Cooperative Bank (6)	34,400	34,400	-	Repayable quarterly from December 28, 2023 to December 28, 2028 with monthly interest payments. Interest-only payment for the first year.
Secured Syndicated Loans from China Development Bank and 6 others (1)	-	-	1,924,649	Repayable semi-annually from October 20, 2016 to October 19, 2024 with semi- annually interest payments. Interest-only payment for the first and the second year.
Secured Syndicated Loans from China Development Bank and 6 others (2)	9,989,915	11,766,832	12,076,126	Repayable semi-annually from March 19, 2021 to March 18, 2031 with semi- annually interest payments. Interest-only payment for the first and the second year.

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	As of
Lenders	March 31, 2024	December 31, 2023	March 31, 2023	Redemption
Secured Long-Term Loan from First Commercial Bank (1)	$32,794	$35,668	$44,188	Repayable monthly from December 2, 2021 to December 2, 2026 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from First Commercial Bank (2)	63,080	-	-	Repayable monthly from March 22, 2024 to March 15, 2031 with monthly interest payments. Interest-only payment for the first three years.
Secured Long-Term Loan from KGI Bank	21,000	21,000	21,000	Settlement due on December 25, 2026 with monthly interest payments.
Secured Long-Term Loan from Shanghai Commercial Bank (1)	15,263	16,650	20,813	Repayable monthly from January 19, 2022 to December 15, 2026 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Shanghai Commercial Bank (2)	4,980	4,980	4,980	Repayable quarterly from March 23, 2023 to March 15, 2028 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Shanghai Commercial Bank (3)	45,000	45,000	-	Repayable quarterly from June 6, 2023 to March 15, 2028 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from CTBC Bank	131,750	131,750	-	Repayable semi-annually from September 25, 2023 to September 25, 2028 with monthly interest payments. Interest-only payment for the first and the second year.
Unsecured Long-Term Loan from Bank of China	1,545,973	1,515,790	1,783,273	Repayable semi-annually from June 24, 2023 to June 24, 2026 with quarterly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan (1)	1,166,667	1,333,333	1,833,333	Repayable quarterly from March 24, 2023 to December 24, 2025 with monthly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan (2)	2,000,000	-	-	Repayable quarterly from November 24, 2026 to November 24, 2028 with monthly interest payments.
Unsecured Revolving Loan from First Commercial Bank (1) (Note A)	-	-	300,000	Settlement due on February 25, 2026 with monthly interest payments.

35

	As of
Lenders	March 31, 2024	December 31, 2023	March 31, 2023	Redemption
Unsecured Revolving Loan from First Commercial Bank (2) (Note A)	$-	$-	$300,000	Settlement due on March 15, 2026 with monthly interest payments.
Unsecured Revolving Loan from First Commercial Bank (3) (Note A)	-	-	200,000	Settlement due on June 15, 2026 with monthly interest payments.
Unsecured Revolving Loan from First Commercial Bank (4) (Note B)	800,000	800,000	-	Settlement due on July 13, 2028 with monthly interest payments.
Unsecured Revolving Loan from Yuanta Commercial Bank (Note C)	2,000,000	3,000,000	-	Repayable annually from March 2, 2023 to March 2, 2026 with monthly interest payments.
Unsecured Revolving Loan from CTBC Bank (Note D)	1,100,000	4,000,000	-	Settlement due on July 20, 2025 with monthly interest payments.
Unsecured Revolving Loan from KGI Bank (Note E)	2,500,000	-	-	Repayable annually from August 10, 2023 to August 10, 2026 with monthly interest payments.
Subtotal	21,609,091	22,883,344	18,746,774
Less: Current portion	(2,740,079)	(2,227,096)	(2,429,402)
Total	$18,869,012	$20,656,248	$16,317,372

As of
	March 31, 2024	December 31, 2023	March 31, 2023
Interest rates applied	1.40% - 6.48%	1.67% - 6.56%	1.73% - 6.03%

Note A: First Commercial Bank approved the 1-year credit loan on April 14, 2022, which offered UMC a revolving line of credit of NT$2 billion starting from the approval date to April 13, 2023. As of March 31, 2023, the unused line of credit was NT$1.2 billion.

Note B: First Commercial Bank approved the 1-year credit loan on April 25, 2023, which offered UMC a revolving line of credit of NT$2 billion starting from the approval date to April 24, 2024. As of March 31 ,2024 and December 31, 2023, the unused line of credit were both NT$1.2 billion.

36

Note C: UMC entered into a 5-year loan agreement with Yuanta Commercial Bank, effective from March 3, 2021. The agreement offered UMC a revolving line of credit of NT$4 billion. This line of credit will be reduced starting from the end of the second year after the contract date and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is March 2, 2026. As of March 31, 2024, December 31, 2023 and March 31, 2023, the unused line of credit were nil, nil and NT$3 billion, respectively.

Note D: UMC entered into a 5-year loan agreement with CTBC Bank, effective from December 24, 2021. The agreement offered UMC a revolving line of credit of NT$4 billion. The expiration date of the agreement is July 20, 2025. As of March 31, 2024, December 31, 2023 and March 31, 2023, the unused line of credit were NT$2.9 billion, nil and NT$4 billion, respectively.

Note E: UMC entered into a 5-year loan agreement with KGI Bank, effective from May 10, 2021. The agreement offered UMC a revolving line of credit of NT$3 billion. This line of credit will be reduced starting from the end of the second year after the first use and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is August 10, 2026. As of March 31, 2024, December 31, 2023 and March 31, 2023, the unused line of credit were nil, NT$2.5 billion and NT$3 billion, respectively.

b.	Please refer to Note 8 for property, plant and equipment and right-of-use assets pledged as collateral for long-term loans.

(15)	Post-Employment Benefits

a.	Defined contribution plan

The employee pension plan under the Labor Pension Act of the R.O.C. is a defined contribution plan. Pursuant to the plan, UMC and its domestic subsidiaries make monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts. Pension benefits for employees of the Singapore branch and subsidiaries overseas are provided in accordance with the local regulations. Total pension expenses of NT$483 million and NT$471 million were contributed by the Company for the three-month periods ended March 31, 2024 and 2023, respectively.

37

b.	Defined benefit plan

The employee pension plan mandated by the Labor Standards Act of the R.O.C. is a defined benefit plan. The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act. Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units. The Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of a pension fund supervisory committee. The pension fund is managed by the government’s designated authorities and therefore is not included in the Company’s consolidated financial statements. Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year. For the three-month periods ended March 31, 2024 and 2023, total pension expenses of NT$9 million and NT$11 million, respectively, were recognized by the Company.

(16)	Deferred Government Grants

	As of
	March 31, 2024	December 31, 2023	March 31, 2023
Beginning balance	$2,547,022	$4,677,444	$4,677,444
Arising during the period	-	591,086	7,550
Recorded in profit or loss:
Other operating income	(283,430)	(2,663,843)	(931,702)
Exchange effect	56,915	(57,665)	17,154
Ending balance	$2,320,507	$2,547,022	$3,770,446

Current (classified under other current liabilities)	$578,540	$717,457	$2,045,295
Non-current (classified under other noncurrent liabilities-others)	1,741,967	1,829,565	1,725,151
Total	$2,320,507	$2,547,022	$3,770,446

The significant government grants related to equipment acquisitions received by the Company are amortized as income over the useful lives of related equipment and recorded in the net other operating income and expenses.

38

(17)	Refund Liabilities (classified under other current liabilities)

	As of
	March 31, 2024	December 31, 2023	March 31, 2023
Refund liabilities	$2,388,502	$3,033,576	$1,091,508

(18)	Provisions

	As of
	March 31, 2024	December 31, 2023	March 31, 2023
Onerous Contracts (classified under other current liabilities)	$131,051	$57,800	$97,794
Decommissioning Liabilities (classified under other noncurrent liabilities-others)	649,137	602,433	392,975
Total	$780,188	$660,233	$490,769

	Onerous Contracts	Decommissioning Liabilities
Balance as of January 1, 2024	$57,800	$602,433
Arising during the period	97,618	16,966
Unused provision reversed	(24,658)	-
Discount rate adjustment and unwinding of discount from the passage of time	-	4,249
Exchange effect	291	25,489
Balance as of March 31, 2024	$131,051	$649,137

When the Company expects that the unavoidable costs of fulfilling the contractual obligations exceed the expected economic benefits from the contracts, the present obligation under the onerous contract are recognized and measured as provisions.

Under certain applicable agreement, the Company is obligated to dismantling and removing the items of property, plant and equipment and restoring the site on which they are located. Accordingly, the Company recognized the liability pursuant to the present value of the estimated decommissioning and restoration cost.

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(19)	Equity

a.	Capital stock:

i.	UMC had 26,000 million common shares authorized to be issued as of March 31, 2024, December 31, 2023 and March 31, 2023, of which 12,529 million shares, 12,530 million shares, and 12,505 million shares were issued as of March 31, 2024, December 31, 2023 and March 31, 2023, respectively, each at a par value of NT$10.

ii.	UMC had 121 million, 121 million and 134 million ADSs, which were traded on the NYSE as of March 31, 2024, December 31, 2023 and March 31, 2023, respectively. The total number of common shares of UMC represented by all issued ADSs were 607 million shares, 607 million shares and 672 million shares as of March 31, 2024, December 31, 2023 and March 31, 2023, respectively. One ADS represents five common shares.

iii.	On December 5, 2023 UMC issued restricted stocks for its employees in a total of 27 million shares with a par value of NT$10 each. The aforementioned issuance of new shares was approved by the competent authority and the registration was completed. Please refer to Note 6(20) for the information of restricted stocks.

iv.	In April 2023, October 2023 and February 2024, UMC has recalled and cancelled 2 million shares, 0.04 million shares and 1 million shares, respectively of unvested restricted stocks issued for employees according to the issuance plan. The aforementioned reduction of capital was approved by the competent authority and the registration was completed.

b.	Retained earnings and dividend policies:

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i.	Payment of taxes.
ii.	Making up loss for preceding years.
iii.	Setting aside 10% for legal reserve, except for when accumulated legal reserve has reached UMC’s paid-in capital.
iv.	Appropriating or reversing special reserve by government officials or other regulations.
v.	The remaining, if applicable, may be distributed preferentially as preferred shares dividends for the current year, and if there is still a remaining balance, in addition to the previous year’s unappropriated earnings, UMC shall distribute it according to the distribution plan proposed by the Board of Directors according to the dividend policy and submitted to the shareholders’ meeting for approval.

40

Because UMC conducts business in a capital intensive industry and continues to operate in its growth phase, the dividend policy of UMC shall be determined pursuant to factors such as the investment environment, its funding requirements, domestic and overseas competitive landscape and its capital expenditure forecast, as well as shareholders’ interest, balancing dividends and UMC’s long-term financial planning. The Board of Directors shall propose the distribution plan and submit it to the shareholders’ meeting every year. The distribution of shareholders’ dividend shall be allocated as cash dividend in the range of 20% to 100%, and stock dividend in the range of 0% to 80%.

According to the regulations of Taiwan FSC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under equity, such as unrealized loss on financial instruments and debit balance of exchange differences on translation of foreign operations, at every year-end. Such special reserve is prohibited from distribution. However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficits.

The appropriation of earnings for 2022 was approved by the shareholders’ meeting held on May 31, 2023, while the appropriation of earnings for 2023 was proposed by the Board of Directors’ meeting on February 27, 2024. The details of appropriation were as follows:

	Appropriation of earnings (in thousand NT dollars)		Cash dividend per share (NT dollars)
	2023	2022	2023	2022
Legal reserve	$6,255,736	$8,905,139
Special reserve	(2,734,057)	(2,180,156)
Cash dividends	37,587,102	45,017,096	$3.00	$3.60

The aforementioned 2022 appropriation approved by shareholders’ meeting was consistent with the resolutions of the Board of Directors’ meeting held on February 22, 2023.

The cash dividend per share for 2022 was adjusted to NT$3.60046348 per share. The adjustment was due to the decrease of outstanding common shares from cancellation of the restricted stock in April 2023.

The appropriation of 2023 unappropriated retained earnings has not yet been approved by the shareholders’ meeting as of the reporting date. Information relevant to the Board of Directors’ meeting resolutions and shareholders’ meeting approval can be obtained from the “Market Observation Post System” on the website of the TWSE.

Please refer to Note 6(22) for information on the employees and directors’ compensation.

41

c.	Non-controlling interests:

	For the three-month periods ended March 31,
	2024	2023
Balance as of January 1	$340,859	$343,679
Attributable to non-controlling interests:
Net income (loss)	(26,547)	201,545
Other comprehensive income (loss)	38	(3)
Share-based payment transactions	1,134	2,334
Changes in subsidiaries’ ownership	440	(17)
Non-controlling interests	-	100
Others	-	(203,211)
Ending balance	$315,924	$344,427

(20)	Share-Based Payment

a.	Restricted stock plan for employees

On May 27, 2022, the shareholders approved a compensation plan in their meeting to issue restricted stocks to qualified employees of the Company without consideration. The maximum shares to be issued are 50 million common shares. UMC is authorized to issue restricted stocks in one tranche or in installments, under the custody of trust institution, within two years from the date of receiving the effective declaration from the competent authority.

The issuance plan was authorized for effective registration by the Securities and Futures Bureau of the FSC and accordingly, 27 million shares and 23 million shares of restricted stock for employees were issued without consideration on December 5, 2023 and December 5, 2022, respectively. The life of the plan is four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by UMC are gradually eligible to the vested restricted stocks at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, UMC will recall and cancel their stocks without consideration. During the vesting period, the restricted stock holders are entitled the same rights as those of common stock holders including the right to receive dividends, but are restricted to sell, pledge, set guarantee, transfer, grant, or dispose the restricted stocks in any other ways. Related information can be obtained from the “Market Observation Post System” on the website of the TWSE.

42

On June 10, 2020, the shareholders approved a compensation plan in their meeting to issue restricted stocks to qualified employees of UMC without consideration. The maximum shares to be issued are 233 million common shares. UMC is authorized to issue restricted stocks in one tranche or in installments, under the custody of trust institution, within one year from the date of receiving the effective declaration from the competent authority.

The issuance plan was authorized for effective registration by the Securities and Futures Bureau of the FSC and accordingly, 1 million shares and 200 million shares of restricted stock for employees were issued without consideration on June 9, 2021 and September 1, 2020, respectively. The life of the plan is four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by UMC are gradually eligible to the vested restricted stocks at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, UMC will recall and cancel their stocks without consideration. During the vesting period, the restricted stock holders are entitled the same rights as those of common stock holders including the right to receive dividends, but are restricted to sell, pledge, set guarantee, transfer, grant, or dispose the restricted stocks in any other ways. Related information can be obtained from the “Market Observation Post System” on the website of the TWSE.

The aforementioned compensation costs for the equity-settled share-based payment issued in 2022 and 2020 were measured at fair value based on the closing quoted market price of the shares on the grant date, NT$48.9, NT$44.4, NT$53.0 and NT$21.8 per share, respectively. The unvested restricted stocks issued on the grant date for employees are recognized in unearned employee compensation as a transitional contra equity account and such account shall be amortized as compensation expense over the vesting period. For the three-month periods ended March 31, 2024 and 2023, the compensation costs of NT$275 million and NT$289 million, respectively, were recognized in expenses by the Company.

b.	Stock appreciation right plan for employees

In June 2021 and September 2020, the Company executed a compensation plan to grant 1 million units and 26 million units of cash-settled stock appreciation right to qualified employees of the Company without consideration, respectively. One unit of stock appreciation right to employees represents a right to the intrinsic value of one common share of UMC. The life of the plan is four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by the Company are gradually eligible to the vested stock appreciation right at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, the Company will withdraw their rights without consideration. During the vesting period, the holders of the stock appreciation right are not entitled the same rights as those of common stock holders of UMC.

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The compensation cost for the cash-settled share-based payment was measured at fair value initially by using Black-Scholes Option Pricing Model and will be remeasured at the end of each reporting period until settlement. As of March 31, 2024, the assumptions used are as follows:

	Granted in June 2021	Granted in September 2020
Share price of measurement date (NT$/ per share)	$52.20	$52.20
Expected volatility	24.06% - 24.07%	22.98%
Expected life	0.19 - 1.19 years	0.42 years
Expected dividend yield	6.02%	6.02%
Risk-free interest rate	1.15% - 1.18%	1.16%

For the three-month periods ended March 31, 2024 and 2023, the compensation costs of NT$11 million and NT$24 million, respectively, were recognized in expenses by the Company. The liabilities for stock appreciation right recognized which were classified under other payables and other noncurrent liabilities-others amounted to NT$222 million, NT$207 million and NT$364 million as of March 31, 2024, December 31, 2023 and March 31, 2023, respectively. The intrinsic value for the liabilities of vested rights was nil.

(21)	Operating Revenues

a.	Disaggregation of revenue

i.	By Product

	For the three-month periods ended March 31,
	2024	2023
Wafer	$51,533,775	$51,789,675
Others	3,098,324	2,419,772
Total	$54,632,099	$54,209,447

ii.	By geography

	For the three-month periods ended March 31,
	2024	2023
Taiwan	$19,360,774	$13,380,780
China (includes Hong Kong)	7,488,714	7,531,756
Japan	2,272,669	4,534,449
Korea	7,265,087	6,766,544
USA	13,767,800	16,255,341
Europe	4,477,028	5,740,541
Others	27	36
Total	$54,632,099	$54,209,447

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The geographic breakdown of the Company's operating revenues is based on the location where the Company's customers are headquartered, and the comparative information in respect of the preceding period is also presented on a consistent basis.

iii.	By the timing of revenue recognition

	For the three-month periods ended March 31,
	2024	2023
At a point in time	$53,914,781	$53,783,241
Over time	717,318	426,206
Total	$54,632,099	$54,209,447

b.	Contract balances

i.	Contract assets, current

	As of
	March 31, 2024	December 31, 2023	March 31, 2023	December 31, 2022
Sales of goods and services	$982,437	$1,132,477	$725,978	$766,691
Less: Loss allowance	(408,188)	(392,949)	(390,522)	(393,373)
Net	$574,249	$739,528	$335,456	$373,318

The loss allowance was assessed by the Company primarily at an amount equal to lifetime expected credit losses. The loss allowance was mainly resulted from the suspension of the joint technology development agreement as disclosed in Note 9(6).

ii.	Contract liabilities

	As of
	March 31, 2024	December 31, 2023	March 31, 2023	December 31, 2022
Sales of goods and services	$3,946,407	$3,681,352	$3,696,134	$3,985,003

Current	$3,497,847	$3,250,712	$3,269,274	$3,546,815
Non-current	448,560	430,640	426,860	438,188
Total	$3,946,407	$3,681,352	$3,696,134	$3,985,003

45

The movement of contract liabilities is mainly caused by the timing difference of the satisfaction of a performance of obligation and the consideration received from customers.

The Company recognized NT$1,789 million and NT$1,692 million, respectively, in revenues from the contract liabilities balance at the beginning of the period as performance obligations were satisfied for the three-month periods ended March 31, 2024 and 2023.

c.	The Company’s transaction price allocated to unsatisfied performance obligations amounted to NT$53 million and NT$221 million as of March 31, 2024 and 2023, respectively. The Company will recognize revenue as the Company satisfies its performance obligations over time that aligns with progress toward completion of a contract in the future. The estimate of the transaction price does not include any estimated amounts of variable consideration that are constrained.

d.	Asset recognized from costs to fulfill a contract with customer

As of March 31, 2024, December 31, 2023 and March 31, 2023, the Company recognized costs to fulfill engineering service contracts eligible for capitalization as other current assets which amounted to NT$717 million, NT$877 million and NT$762 million, respectively. Subsequently, the Company will expense from costs to fulfill a contract to operating costs when the related obligations are satisfied.

(22)	Operating Costs and Expenses

The Company’s employee benefit, depreciation and amortization expenses are summarized as follows:

	For the three-month periods ended March 31,
	2024			2023
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$6,089,260	$2,725,342	$8,814,602	$6,422,752	$3,042,646	$9,465,398
Labor and health insurance	367,126	140,134	507,260	379,761	137,225	516,986
Pension	371,194	120,898	492,092	370,053	112,598	482,651
Other employee benefit expenses	83,598	36,070	119,668	90,965	36,779	127,744
Depreciation	9,838,920	384,328	10,223,248	8,771,788	396,396	9,168,184
Amortization	222,988	404,812	627,800	374,571	305,870	680,441

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According to UMC’s Articles of Incorporation, the employees and directors’ compensation shall be distributed in the following order:

UMC shall allocate no less than 5% of profit as employees’ compensation and no more than 0.2% of profit as directors’ compensation for each profitable fiscal year after offsetting any cumulative losses. The aforementioned employees’ compensation will be distributed in shares or cash. The employees of UMC’s subsidiaries who fulfill specific requirements stipulated by the Board of Directors may be granted such compensation. Directors may only receive compensation in cash. UMC may, by a resolution adopted by a majority vote at a meeting of the Board of Directors attended by two-thirds of the total number of directors, distribute the aforementioned employees and directors’ compensation and report to the shareholders’ meeting for such distribution.

The Company recognized the employees and directors’ compensation in the profit or loss with corresponding other payables during the periods when earned for the three-month periods ended March 31, 2024 and 2023. The Board of Directors estimates the amount by taking into consideration the Articles of Incorporation, government regulations and industry averages. If the Board of Directors resolves to distribute employee compensation through stock, the number of stock distributed is calculated based on total employee compensation divided by the closing price of the day before the Board of Directors’ meeting. If the Board of Directors subsequently modifies the estimates significantly, the Company will recognize the change as an adjustment in the profit or loss in the subsequent period.

The distributions of employees and directors’ compensation for 2022 were reported to the shareholders’ meeting on May 31, 2023, while the distributions of employees and directors’ compensation for 2023 were approved through the Board of Directors’ meeting on February 27, 2024. The details of distribution were as follows:

	2023	2022
Employees’ compensation – Cash	$5,439,059	$9,160,485
Directors’ compensation	45,000	45,000

The aforementioned employees and directors’ compensation for 2023 approved during the Board of Directors’ meeting were consistent with amounts recognized by the Company.

The aforementioned employees and directors’ compensation for 2022 reported during the shareholders’ meeting was consistent with the resolutions of the Board of Directors’ meeting held on February 22, 2023.

Information relevant to the aforementioned employees and directors’ compensation can be obtained from the “Market Observation Post System” on the website of the TWSE.

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(23)	Net Other Operating Income and Expenses

	For the three-month periods ended March 31,
	2024	2023
Government grants	$492,818	$1,008,885
Rental income from property, plant and equipment	50,454	50,404
Gain on disposal of property, plant and equipment	32,831	59,020
Others	(63,150)	(81,519)
Total	$512,953	$1,036,790

(24)	Non-Operating Income and Expenses

a.	Other gains and losses

	For the three-month periods ended March 31,
	2024	2023
Gain (loss) on valuation of financial assets and liabilities at fair value through profit or loss	$(428,142)	$705,829
Gain on disposal of investments accounted for under the equity method	-	19,548
Others	19,992	16,789
Total	$(408,150)	$742,166

b.	Finance costs

	For the three-month periods ended March 31,
	2024	2023
Interest expenses
Bonds payable	$140,022	$98,934
Bank loans	204,464	174,707
Lease liabilities	46,197	44,957
Others	4,404	2,936
Financial expenses	19,792	25,716
Total	$414,879	$347,250

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(25)	Components of Other Comprehensive Income (Loss)

	For the three-month period ended March 31, 2024
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$1,852,889	$-	$1,852,889	$46,034	$1,898,923
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	595,478	-	595,478	-	595,478
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	5,122,067	-	5,122,067	106,430	5,228,497
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	237,993	-	237,993	(6,683)	231,310
Total other comprehensive income (loss)	$7,808,427	$-	$7,808,427	$145,781	$7,954,208

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	For the three-month period ended March 31, 2023
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$3,073,833	$-	$3,073,833	$6,873	$3,080,706
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	1,343,564	-	1,343,564	-	1,343,564
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(1,187,684)	-	(1,187,684)	80,496	(1,107,188)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	8,309	(1,341)	6,968	1,037	8,005
Total other comprehensive income (loss)	$3,238,022	$(1,341)	$3,236,681	$88,406	$3,325,087

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(26)	Income Tax

a.	The major components of income tax expense (benefit) for the three-month periods ended March 31, 2024 and 2023 were as follows:

i.	Income tax expense (benefit) recorded in profit or loss

	For the three-month periods ended March 31,
	2024	2023
Current income tax expense (benefit):
Current income tax charge	$1,547,833	$2,306,944
Adjustments in respect of current income tax of prior periods	18,952	(121,236)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	742,323	574,973
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	-	(190)
Deferred income tax related to changes in tax rates	69	-
Adjustment of prior year’s deferred income tax	(3,492)	(862)
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	(14,396)	(15,725)
Income tax expense recorded in profit or loss	$2,291,289	$2,743,904

ii.	Deferred income tax related to components of other comprehensive income (loss)

(i)	Items that will not be reclassified subsequently to profit or loss:

	For the three-month periods ended March 31,
	2024	2023
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$46,034	$6,873

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(ii)	Items that may be reclassified subsequently to profit or loss:

	For the three-month periods ended March 31,
	2024	2023
Exchange differences on translation of foreign operations	$106,430	$80,496
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(6,683)	1,037
Income tax related to items that may be reclassified subsequently to profit or loss	$99,747	$81,533

(iii)	Deferred income tax charged directly to equity

	For the three-month periods ended March 31,
	2024	2023
Adjustments of changes in net assets of associates and joint ventures accounted for using equity method	$-	$196

a.	The Company is subject to taxation in Taiwan and other foreign jurisdictions. As of March 31, 2024, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2021, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2012.

b.	UMC’s branch in Singapore obtained two tax incentives granted by the Singapore government for a period of five years from August 2020. The qualifying incomes are either tax-exempt or taxed at concessionary tax rate. The incentive period will end in July 2025.

c.	UMC KOREA, UME BV and USJC, the subsidiaries of UMC, are operating in jurisdictions where the Pillar Two legislation has been enacted or substantively enacted. The legislation will gradually come into effect or be implemented in the aforementioned jurisdictions beginning from 2024. UMC KOREA and UME BV had no current tax expense related to the Pillar Two legislation for the three-month period ended March 31, 2024. While the legislation is not yet in effect in the jurisdiction where USJC is operating as of March 31, 2024, and therefore USJC is not exposed to the income tax arising from the legislation. The average effective tax rate calculated in accordance with IAS 12 “Income Taxes” in the jurisdictions where USJC operate is 29.95%, which is applicable to the accounting profits of NT$586 million for the three-month period ended March 31, 2024.

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(27)	Earnings Per Share

a.	Earnings per share-basic

	For the three-month periods ended March 31,
	2024	2023
Net income attributable to the parent company	$10,456,142	$16,183,002
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,414,088	12,348,880
Earnings per share-basic (NTD)	$0.84	$1.31

b.	Earnings per share-diluted

	For the three-month periods ended March 31,
	2024	2023
Net income attributable to the parent company	$10,456,142	$16,183,002
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,414,088	12,348,880
Effect of dilution
Restricted stocks for employees	77,135	122,772
Employees’ compensation	86,302	125,584
Weighted-average number of ordinary shares after dilution (thousand shares)	12,577,525	12,597,236
Earnings per share-diluted (NTD)	$0.83	$1.28

(28)	Reconciliation of Liabilities Arising from Financing Activities

For the three-month period ended March 31, 2024:

			Non-cash changes
Items	As of January 1, 2024	Cash flows	Foreign exchange	Others (Note A)	As of March 31, 2024
Short-term loans	$13,530,000	$(2,400,000)	$-	$-	$11,130,000
Long-term loans (current portion included)	22,883,344	(1,487,854)	213,601	-	21,609,091
Bonds payable (current portion included)	38,359,352	(2,100,030)	-	48,042	36,307,364
Guarantee deposits (current portion included)	41,599,386	(281,922)	1,129,551	-	42,447,015 (Note B)
Lease liabilities	5,393,187	(168,772)	42,480	697,379	5,964,274

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For the three-month period ended March 31, 2023:

			Non-cash changes
Items	As of January 1, 2023	Cash flows	Foreign exchange	Others (Note A)	As of March 31, 2023
Short-term loans	$-	$100,000	$-	$-	$100,000
Long-term loans (current portion included)	19,279,342	(585,090)	52,522	-	18,746,774
Bonds payable (current portion included)	28,184,687	-	-	45,919	28,230,606
Guarantee deposits (current portion included)	30,757,001	1,991,430	(194,896)	-	32,553,535 (Note B)
Lease liabilities	5,737,095	(159,259)	(374)	150,880	5,728,342
Other financial liabilities	21,449,487	-	101,606	26,327	21,577,420

Note A: Other non-cash changes mainly consisted of discount amortization measured by the effective interest method.

Note B: Guarantee deposits mainly consisted of deposits of capacity reservation.

7.	RELATED PARTY TRANSACTIONS

In addition to those disclosed in other notes, the following is a summary of transactions between the Company and related parties during the financial reporting periods:

(1)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
FARADAY TECHNOLOGY CORP. and its Subsidiaries	Associate
UNIMICRON TECHNOLOGY CORP.	Associate
SILICON INTEGRATED SYSTEMS CORP.	Associate (Note)
PHOTRONICS DNP MASK CORPORATION	Other related party

Note:	Prior to August 2023, SIS held one board seat on UMC’s Board of Directors. Therefore, SIS was classified as other related party. Beginning from August 2023, the Company determines that it has significant influence over SIS and accounts for its investment in SIS as an associate. Please refer to Note 6(7) for the relevant information.

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(2)	Significant Related Party Transactions

a.	Operating transactions

Operating revenues

	For the three-month periods ended March 31,
	2024	2023
Associates	$680,071	$561,947
Other related party	-	321
Total	$680,071	$562,268

Accounts receivable, net

	As of
	March 31, 2024	December 31, 2023	March 31, 2023
Associates
FARADAY TECHNOLOGY CORP. and its Subsidiaries
FARADAY TECHNOLOGY CORP.	$336,614	$302,828	$385,787
ARTERY TECHNOLOGY CORPORATION, LTD.	75,138	40,886	4,504
FARADAY TECHNOLOGY CORPORATION (SUZHOU)	55,380	-	-
Others	1,838	3,602	-
Other associates	1,287	648	-
Other related party	-	-	312
Total	$470,257	$347,964	$390,603

The sales price to the above related parties was determined through mutual agreement in reference to market conditions. The collection periods for domestic sales to related parties were month-end 30 - 60 days, while the collection periods for overseas sales were month-end 30 - 60 days.

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b.	Significant asset transactions

Acquisition of investments accounted for under the equity method

For the three-month period ended March 31, 2024:

	Trading Volume (In thousands of shares)	Transaction underlying	Purchase price
Associates	1,723	Stock of FARADAY	$533,973

For the three-month period ended March 31, 2023:

	Trading Volume (In thousands of shares)	Transaction underlying	Purchase price
Associates	4,945	Stock of UNIMICRON	$608,224

Please refer to Note 6(7) for the relevant information.

Acquisition of intangible assets

	Purchase price
	For the three-month periods ended March 31,
	2024	2023
Associates	$3,781	$21,015

c.	Others

Mask expenditure

	For the three-month periods ended March 31,
	2024	2023
Other related party	$704,266	$548,775

Other payables of mask expenditure

	As of
	March 31, 2024	December 31, 2023	March 31, 2023
Other related party	$778,448	$751,763	$622,693

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d.	Key management personnel compensation

	For the three-month periods ended March 31,
	2024	2023
Short-term employee benefits	$492,162	$587,360
Post-employment benefits	726	766
Share-based payment	111,683	137,450
Others	88	163
Total	$604,659	$725,739

8.	ASSETS PLEDGED AS COLLATERAL

The following table lists assets of the Company pledged as collateral:

	Carrying Amount
	As of
	March 31, 2024	December 31, 2023	March 31, 2023	Party to which asset(s) was pledged	Purpose of pledge
Refundable Deposits (Time deposit)	$1,314,289	$813,289	$812,248	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	238,736	236,556	236,587	Science Park Bureau	Collateral for land lease
Refundable Deposits (Time deposit)	18,647	18,647	18,647	Science Park Bureau	Collateral for dormitory lease
Refundable Deposits (Time deposit)	64,950	64,950	64,950	National Property Administration, Ministry of Finance	Guarantee for the application of national non-public use land for development
Refundable Deposits (Time deposit)	8,118	8,118	8,118	Bureau of Land Administration, Tainan City Government	Guarantee for the application of national non-public use land for development

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	Carrying Amount
	As of
	March 31, 2024	December 31, 2023	March 31, 2023	Party to which asset(s) was pledged	Purpose of pledge
Refundable Deposits (Time deposit)	$36,970	$36,970	$38,000	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	1,000,000	1,006,852	1,051,063	Bank of China and Agricultural Bank of China	Bank performance guarantee
Refundable Deposits (Time deposit)	479,100	459,900	455,850	CTBC Bank Singapore Branch	Collateral for letter of credit
Buildings	4,503,806	4,487,730	4,786,227	Taiwan Cooperative Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Machinery and equipment	5,860,455	6,627,761	11,930,817	Taiwan Cooperative Bank, Mega International Commercial Bank, KGI Bank, First Commercial Bank, Shanghai Commercial Bank, CTBC Bank etc. and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Transportation equipment	-	-	447	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Furniture and fixtures	-	-	22,696	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Right-of-use assets	269,888	266,650	277,899	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Total	$13,794,959	$14,027,423	$19,703,549

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9.	SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)	As of March 31, 2024, amounts available under unused letters of credit were NT$3.4 billion.

(2)	As of March 31, 2024, the Company entrusted financial institutes to open performance guarantee, mainly related to the litigations, electricity supply and customs tax guarantee, amounting to NT$2.1 billion.

(3)	The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$4.0 billion. As of March 31, 2024, the portion of royalties and development fees not yet recognized was NT$1.2 billion.

(4)	The Company entered into several construction contracts for the expansion of its operations. As of March 31, 2024, these construction contracts amounted to approximately NT$71.8 billion and the portion of the contracts not yet recognized was approximately NT$26.6 billion.

(5)	The Company entered into several wafer fabrication contracts with its customers. According to the contracts, the Company shall provide agreed production capacity with the customers.

(6)	On August 31, 2017, the Taichung District Prosecutors Office indicted UMC based on the Trade Secret Act of R.O.C., alleging that employees of UMC misappropriated the trade secrets of MICRON TECHNOLOGY, INC. (MICRON) and of MICRON MEMORY TAIWAN CO., LTD. On June 12, 2020, an adverse ruling issued by the District Court of Taichung in a suit alleged that UMC, two of its current employees and a former employee engaged in the misappropriation of trade secrets. UMC appealed against the sentence. On November 26, 2021, UMC and MICRON announced a settlement agreement between the two companies for all legal proceedings worldwide (the “Settlement Agreement”). Accordingly, MICRON submitted a motion to withdraw the case. On January 27, 2022, the Intellectual Property and Commercial Court announced its ruling of this case and UMC was sentenced to a fine of NT$20 million, subject to a two-year term of probation. On January 27, 2024, UMC completed the probation period successfully and the sentence has been terminated.

On December 5, 2017, MICRON filed a civil action with similar cause against UMC with the United States District Court, Northern District of California. MICRON claimed entitlement to the actual damages, treble damages and relevant fees and requested the court to issue an order that enjoins UMC from using its trade secrets in question. In accordance with the Settlement Agreement, the court issued a dismissal of the case with prejudice in January 2022.

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On January 12, 2018, UMC filed three patent infringement actions with the Fuzhou Intermediate People’s Court against, among others, MICRON (XI’AN) CO., LTD. and MICRON (SHANGHAI) TRADING CO., LTD., requesting the court to order the defendants to stop manufacturing, processing, importing, selling, and committing to sell the products deploying the infringing patents in question, and to destroy all inventories and related molds and tools. On July 3, 2018, the Fuzhou Intermediate People’s Court granted preliminary injunction against the aforementioned two defendants, holding that the two defendants must immediately cease to manufacture, sell, and import products that infringe the patent rights of UMC. The court approved withdrawal of one of the patent infringement actions on our motion while the other two actions are still on trial. In accordance with the Settlement Agreement, UMC submitted a motion to withdraw the case and the application for injunctive procedure. On March 28, 2024, the court approved UMC's withdrawal of actions and the application for injunctive procedure.

The amounts of aforementioned fine from ruling of the Intellectual Property and Commercial Court and the worldwide settlement between UMC and MICRON were recorded in non-operating other losses and have no material financial and operational effect on UMC’s business for the years presented.

10.	SIGNIFICANT DISASTER LOSS

None.

11.	SIGNIFICANT SUBSEQUENT EVENTS

(1)	On April 2, 2024, the Board of Directors of the Company’s subsidiary, HEJIAN TECHNOLOGY (SUZHOU) CO., LTD., approved to disposed of its 100% of ownership interest in the subsidiary, UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD., with disposal amount of RMB 77 million. The counterparty is a Mainland China company set up by the Company’s associate, SILICON INTEGRATED SYSTEMS CORP., through its Cayman subsidiary, SIS INVESTMENT LIMITED.

(2)	The recent 7.2 magnitude earthquake recorded off the coast of Hualien, Taiwan in the early hours of April 3, 2024 had no material impact on the Company's operations. Automatic safety measures at the company's fabs in Hsinchu and Fab 12A in Tainan were triggered and some wafers in the production line were affected. However, operations and wafer shipment were resuming as normal, and there is no material impact on the Company's finances and business.

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12.	OTHERS

(1)	Categories of financial instruments

	As of
Financial Assets	March 31, 2024	December 31, 2023	March 31, 2023
Financial assets at fair value through profit or loss	$18,136,108	$17,138,461	$18,807,797
Financial assets at fair value through other comprehensive income	19,536,849	17,683,960	18,263,433
Financial assets measured at amortized cost
Cash and cash equivalents (cash on hand excluded)	119,425,045	132,547,415	171,828,423
Receivables	34,360,718	32,292,914	28,903,999
Refundable deposits	3,265,200	2,708,823	2,749,664
Other financial assets	5,841,721	6,353,768	266,755
Total	$200,565,641	$208,725,341	$240,820,071

Financial Liabilities
Financial liabilities at fair value through profit or loss	$1,561,120	$1,019,362	$782,936
Financial liabilities measured at amortized cost
Short-term loans	11,130,000	13,530,000	100,000
Payables	44,642,889	52,393,399	55,730,821
Guarantee deposits (current portion included)	42,447,015	41,599,386	32,553,535
Bonds payable (current portion included)	36,307,364	38,359,352	28,230,606
Long-term loans (current portion included)	21,609,091	22,883,344	18,746,774
Lease liabilities	5,964,274	5,393,187	5,728,342
Other financial liabilities	-	-	21,577,420
Total	$163,661,753	$175,178,030	$163,450,434

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(2)	Financial risk management objectives and policies

The Company’s risk management objectives are to manage the market risk, credit risk and liquidity risk related to its operating activities. The Company identifies, measures and manages the aforementioned risks based on policy and risk preference.

The Company has established appropriate policies, procedures and internal controls for financial risk management. Before entering into significant financial activities, approval process by the Board of Directors and Audit Committee must be carried out based on related protocols and internal control procedures. The Company complies with its financial risk management policies at all times.

(3)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks comprise currency risk, interest rate risk and other price risk (such as equity price risk).

Foreign currency risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries.

The Company applies natural hedges on the foreign currency risk arising from purchases or sales, and utilizes spot or forward exchange contracts to manage foreign currency risk and the net effect of the risks related to monetary financial assets and liabilities is minor. The notional amounts of the foreign currency contracts are the same as the amount of the hedged items. In principle, the Company does not carry out any forward exchange contracts for uncertain commitments. Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Company.

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period. When NTD strengthens/weakens against USD by 10%, the profit for the three-month periods ended March 31, 2024 and 2023 decreases/increases by NT$817 million and NT$988 million, respectively. When RMB strengthens/weakens against USD by 10%, the profit for the three-month periods ended March 31, 2024 and 2023 decreases/increases by NT$173 million and NT$468 million, respectively. When JPY strengthens/weakens against USD by 10%, the profit for the three-month periods ended March 31, 2024 and 2023 decreases/increases by NT$272 million and NT$410 million, respectively.

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Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at floating interest rates. All of the Company’s bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, as the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value. Please refer to Note 6(11), (13) and (14) for the range of interest rates of the Company’s bonds and bank loans.

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the three-month periods ended March 31, 2024 and 2023 to decrease/increase by NT$8 million and NT$5 million, respectively.

Equity price risk

The Company’s listed and unlisted equity securities, investments in convertible bonds and exchange right of the exchangeable bonds issued are susceptible to market price risk arising from uncertainties about future performance of equity markets. The Company’s equity investments are classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income, the investments in convertible bonds which contain the right of conversion to equity instruments are classified as financial assets at fair value through profit or loss, and the exchange right of the exchangeable bonds issued is classified as financial liabilities at fair value through profit or loss as it does not satisfy the definition of an equity component. Please refer to Note 6(2), (3) and (12) for the relevant information.

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date. A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss of listed companies could increase/decrease the Company’s profit for the three-month periods ended March 31, 2024 and 2023 by NT$260 million and NT$341 million, respectively. A change of 5% in the price of the aforementioned financial assets at fair value through other comprehensive income of listed companies could increase/decrease the Company’s other comprehensive income (loss) for the three-month periods ended March 31, 2024 and 2023 by NT$829 million and NT$736 million, respectively.

Please refer to Note 12(7) for sensitivity analysis information of other equity instruments or derivatives that are linked to such equity instruments whose fair value measurement is categorized under Level 3.

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(4)	Credit risk management

The Company only trades with approved and creditworthy third parties. Where the Company trades with third parties which have less credit, it will request collateral from them. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, notes and accounts receivable balances are monitored on an ongoing basis to decrease the Company’s exposure to credit risk.

The Company mitigates the credit risks from financial institutions by limiting its counter parties to only reputable domestic or international financial institutions with good credit standing and spreading its holdings among various financial institutions. The Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

As of March 31, 2024, December 31, 2023 and March 31, 2023, accounts receivable from the top ten customers represent 61%, 67% and 59% of the total accounts receivable of the Company, respectively. The credit concentration risk of other accounts receivable is insignificant.

(5)	Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans, bonds and lease.

The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of March 31, 2024
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$11,337,555	$-	$-	$-	$11,337,555
Payables	44,308,456	-	-	-	44,308,456
Guarantee deposits	1,229,415	3,618,931	26,763,262	10,835,407	42,447,015
Bonds payable (Note)	12,730,675	10,964,793	12,277,695	2,129,393	38,102,556
Long-term loans	3,309,488	13,107,017	6,209,652	860,017	23,486,174
Lease liabilities	708,208	1,394,962	1,317,382	4,150,576	7,571,128
Total	$73,623,797	$29,085,703	$46,567,991	$17,975,393	$167,252,884

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	As of December 31, 2023
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$13,780,612	$-	$-	$-	$13,780,612
Payables	52,202,821	-	-	-	52,202,821
Guarantee deposits	1,476,430	3,556,179	25,955,654	10,611,123	41,599,386
Bonds payable (Note)	14,797,772	10,980,506	12,321,345	2,132,963	40,232,586
Long-term loans	2,872,168	14,406,101	5,071,743	2,940,524	25,290,536
Lease liabilities	649,879	1,311,239	1,223,724	3,712,729	6,897,571
Total	$85,779,682	$30,254,025	$44,572,466	$19,397,339	$180,003,512

	As of March 31, 2023
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$100,481	$-	$-	$-	$100,481
Payables	55,443,426	-	-	-	55,443,426
Guarantee deposits	359,975	3,541,595	-	28,651,965	32,553,535
Bonds payable (Note)	2,445,649	6,611,389	10,577,944	4,144,408	23,779,390
Long-term loans	3,136,723	7,886,582	5,867,808	5,177,073	22,068,186
Lease liabilities	664,310	1,304,041	1,229,376	4,150,521	7,348,248
Other financial liabilities	17,314,748	4,328,918	-	-	21,643,666
Total	$79,465,312	$23,672,525	$17,675,128	$42,123,967	$162,936,932

Note:	UMC issued unsecured exchangeable bonds where the bondholders may exchange the bonds at any time on or after October 8, 2021 and prior to June 27, 2026 into NOVATEK common shares which UMC holds and accounts for as equity instruments investments measured at fair value through other comprehensive income. The balances of equity instruments investments measured at fair value through other comprehensive income were NT$6,722 million, NT$5,753 million and NT$4,394 million as of March 31, 2024, December 31, 2023 and March 31, 2023, respectively. All or any portion of the bonds will be redeemable at put price at the option of bondholders on July 7, 2024 at 98.14% of the principal amount.

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(6)	Foreign currency risk management

UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net monetary assets or liabilities denominated in foreign currency. As of March 31, 2024, December 31, 2023 and March 31, 2023 all of these contracts have been settled.

(7)	Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities,

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable,

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

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a.	Assets and liabilities measured and recorded at fair value on a recurring basis:

	As of March 31, 2024
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$450,991	$-	$-	$450,991
Financial assets at fair value through profit or loss, noncurrent	6,407,335	19,400	11,258,382	17,685,117
Financial assets at fair value through other comprehensive income, current	6,721,549	-	-	6,721,549
Financial assets at fair value through other comprehensive income, noncurrent	9,860,899	-	2,954,401	12,815,300
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	-	1,561,120	1,561,120

	As of December 31, 2023
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$443,601	$-	$-	$443,601
Financial assets at fair value through profit or loss, noncurrent	6,424,475	19,300	10,251,085	16,694,860
Financial assets at fair value through other comprehensive income, current	5,753,379	-	-	5,753,379
Financial assets at fair value through other comprehensive income, noncurrent	8,693,193	-	3,237,388	11,930,581
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	-	1,019,362	1,019,362

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	As of March 31, 2023
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$715,222	$-	$36,164	$751,386
Financial assets at fair value through profit or loss, noncurrent	6,871,508	648,957	10,535,946	18,056,411
Financial assets at fair value through other comprehensive income, current	4,394,403	-	-	4,394,403
Financial assets at fair value through other comprehensive income, noncurrent	10,318,956	-	3,550,074	13,869,030
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	-	782,936	782,936

Fair values of financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income that are categorized into Level 1 are based on the quoted market prices in active markets. If there is no active market, the Company estimates the fair value by using the valuation techniques (income approach and market approach) in consideration of cash flow forecast, recent fund raising activities, valuation of similar companies, individual company’s development, market conditions and other economic indicators.

If there are restrictions on the sale or transfer of a financial asset, which are a characteristic of the asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions. To measure fair values, if the lowest level input that is significant to the fair value measurement is directly or indirectly observable, then the financial assets are classified as Level 2 of the fair value hierarchy, otherwise as Level 3.

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During the three-month periods ended March 31, 2024 and 2023, there were no transfers between Level 1 and Level 2 fair value measurements.

Reconciliation for fair value measurement in Level 3 fair value hierarchy were as follows:

	Financial assets at fair value through profit or loss						Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Others	Total	Common stock	Preferred stock	Total
As of January 1, 2024	$3,036,255	$2,786,634	$4,274,896	$-	$153,300	$10,251,085	$3,062,325	$175,063	$3,237,388
Recognized in profit (loss)	421,150	4,783	50,895	-	2,560	479,388	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	-	(292,807)	9,820	(282,987)
Acquisition	243,339	227,932	97,833	18,029	-	587,133	-	-	-
Disposal	(70,737)	(87,939)	(79,686)	-	-	(238,362)	-	-	-
Exchange effect	25,870	62,286	86,854	288	3,840	179,138	-	-	-
As of March 31, 2024	$3,655,877	$2,993,696	$4,430,792	$18,317	$159,700	$11,258,382	$2,769,518	$184,883	$2,954,401

Financial liabilities at fair value through profit or loss
Derivatives
As of January 1, 2024	$1,019,362
Recognized in profit (loss)	541,758
As of March 31, 2024	$1,561,120

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	Financial assets at fair value through profit or loss						Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Others	Total	Common stock	Preferred stock	Total
As of January 1, 2023	$3,198,808	$2,865,258	$4,626,333	$36,474	$-	$10,726,873	$3,427,720	$182,547	$3,610,267
Recognized in profit (loss)	(79,268)	(124,211)	(82,785)	(260)	(540)	(287,064)	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	-	(49,984)	(10,209)	(60,193)
Acquisition	157,176	-	145,432	-	152,475	455,083	-	-	-
Disposal	-	(58,690)	-	-	-	(58,690)	-	-	-
Return of capital	(14)	-	(1,485)	-	-	(1,499)	-	-	-
Transfer out of Level 3	(225,078)	-	-	-	-	(225,078)	-	-	-
Exchange effect	(6,194)	(9,249)	(22,037)	(50)	15	(37,515)	-	-	-
As of March 31, 2023	$3,045,430	$2,673,108	$4,665,458	$36,164	$151,950	$10,572,110	$3,377,736	$172,338	$3,550,074

Financial liabilities at fair value through profit or loss
Derivatives
As of January 1, 2023	$438,397
Recognized in profit (loss)	344,539
As of March 31, 2023	$782,936

The total profit (loss) of NT$479 million and NT$(287) million for the three-month periods ended March 31, 2024 and 2023, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial assets without quoted market prices held at the end of the reporting period.

The total profit (loss) of NT$$(542) million and NT$(345) million for the three-month periods ended March 31, 2024 and 2023, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial liabilities without quoted market prices held at the end of the reporting period.

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The Company’s policy to recognize the transfer into and out of fair value hierarchy levels is based on the event or changes in circumstances that caused the transfer.

Significant unobservable inputs of fair value measurement in Level 3 fair value hierarchy were as follows:

As of March 31, 2024
Category	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	0% - 50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.	A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the three-month period ended March 31, 2024 by NT$298 million and NT$ 232 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the three-month period ended March 31, 2024 by NT$ 201 million.
Embedded derivatives in exchangeable bonds	Binomial tree valuation model	Volatility	28.14%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could decrease/increase the Company’s profit (loss) for the three-month period ended March 31, 2024 by NT$85 million and NT$ 84 million, respectively.

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As of March 31, 2023
Category	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	0% - 50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.	A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the three-month period ended March 31, 2023 by NT$265 million and NT$233 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the three-month period ended March 31, 2023 by NT$244 million.
Embedded derivatives in exchangeable bonds	Binomial tree valuation model	Volatility	37.30%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could decrease/increase the Company’s profit (loss) for the three-month period ended March 31, 2023 by NT$113 million and NT$110 million, respectively.

b.	Assets and liabilities not recorded at fair value but for which fair value is disclosed:

The fair value of bonds payable is estimated by the market price or using a valuation model. The model uses market-based observable inputs including share price, exchange price, volatility, risk-free interest rates and risk discount rates. The fair value of long-term loans is determined using discounted cash flow model, based on the Company’s current incremental borrowing rates of similar loans.

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The fair values of the Company’s cash and cash equivalents, receivables, refundable deposits, other financial assets, short-term loans, payables and guarantee deposits approximate their carrying amount.

As of March 31, 2024

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$36,332,440	$30,772,286	$5,560,154	$-	$36,307,364
Long-term loans (current portion included)	21,609,091	-	21,609,091	-	21,609,091

As of December 31, 2023

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$38,367,168	$32,827,211	$5,539,957	$-	$38,359,352
Long-term loans (current portion included)	22,883,344	-	22,883,344	-	22,883,344

As of March 31, 2023

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$28,381,492	$22,905,691	$5,475,801	$-	$28,230,606
Long-term loans (current portion included)	18,746,774	-	18,746,774	-	18,746,774

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(8)	Significant financial assets and liabilities denominated in foreign currencies

The following information was summarized by the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	As of
	March 31, 2024			December 31, 2023
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD:NTD	$1,218,562	31.94	$38,920,863	$1,224,108	30.66	$37,531,143
EUR:NTD	1,541	34.27	52,801	15,712	33.81	531,220
JPY:NTD	3,748,967	0.2095	785,409	4,742,451	0.2154	1,021,524
RMB:NTD	6,057	4.383	26,548	3,648	4.304	15,699
SGD:USD	210,643	0.7398	4,977,321	135,438	0.7573	3,144,681
USD:RMB	286,188	7.0950	8,899,710	363,380	7.0827	11,077,251
EUR:RMB	90	7.6765	3,027	35,575	7.8592	1,203,372
USD:JPY	137,657	151.40	4,366,252	146,461	141.82	4,474,081
Non-Monetary items
USD:NTD	179,075	31.94	5,719,646	194,316	30.66	5,957,732
Financial Liabilities
Monetary items
USD:NTD	959,850	32.04	30,753,591	1,018,518	30.76	31,329,600
EUR:NTD	3,217	34.67	111,543	34,180	34.21	1,169,298
JPY:NTD	4,181,667	0.2136	893,204	5,525,814	0.2195	1,212,916
RMB:NTD	288	4.433	1,278	298	4.354	1,296
SGD:USD	231,917	0.7431	5,521,700	307,078	0.7607	7,185,356
USD:RMB	230,456	7.0950	7,248,335	176,271	7.0827	5,435,855
EUR:RMB	423	7.6765	14,398	48,293	7.8592	1,652,528
USD:JPY	52,895	151.40	1,710,562	54,304	141.82	1,690,449

74

	As of
	March 31, 2023
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD:NTD	$1,499,955	30.39	$45,583,618
EUR:NTD	47,206	32.95	1,555,444
JPY:NTD	8,661,948	0.2267	1,963,664
RMB:NTD	1,659	4.405	7,309
SGD:USD	161,146	0.7509	3,677,326
USD:RMB	288,465	6.8717	8,731,793
EUR:RMB	704	7.4945	23,231
USD:JPY	176,979	133.54	5,357,769
Non-Monetary items
USD:NTD	219,680	30.39	6,676,084
Financial Liabilities
Monetary items
USD:NTD	1,171,012	30.49	35,704,142
EUR:NTD	54,742	33.35	1,825,652
JPY:NTD	10,964,215	0.2308	2,530,541
RMB:NTD	4,844,115	4.455	21,580,531
SGD:USD	198,994	0.7543	4,576,584
USD:RMB	135,009	6.8717	4,133,090
EUR:RMB	390	7.4945	13,017
USD:JPY	43,672	133.54	1,346,016

Note A: The foreign currency transactions mentioned above are expressed in terms of the amount before elimination.

Note B: Please refer to the consolidated statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

(9)	Significant intercompany transactions among consolidated entities for the three-month periods ended March 31, 2024 and 2023 are disclosed in Attachment 1.

75

(10)	Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and maximize the shareholders’ value. The Company also ensures its ability to operate continuously to provide returns to shareholders and the interests of other related parties, while maintaining the optimal capital structure to reduce costs of capital.

To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders, issue new shares or dispose assets to redeem liabilities.

Similar to its peers, the Company monitors its capital based on debt to capital ratio. The ratio is calculated as the Company’s net debt divided by its total capital. The net debt is derived by taking the total liabilities on the consolidated balance sheets minus cash and cash equivalents. The total capital consists of total equity (including capital, additional paid-in capital, retained earnings, other components of equity and non-controlling interests) plus net debt.

The Company’s strategy, which is unchanged for the reporting periods, is to maintain a reasonable ratio in order to raise capital with reasonable cost. The debt to capital ratios as of March 31, 2024, December 31, 2023 and March 31, 2023 were as follows:

	As of
	March 31, 2024	December 31, 2023	March 31, 2023
Total liabilities	$188,844,536	$199,608,355	$194,081,051
Less: Cash and cash equivalents	(119,431,260)	(132,553,615)	(171,834,458)
Net debt	69,413,276	67,054,740	22,246,593
Total equity	378,228,050	359,578,572	355,550,063
Total capital	$447,641,326	$426,633,312	$377,796,656
Debt to capital ratios	15.51%	15.72%	5.89%

76

13.	ADDITIONAL DISCLOSURES

(1)	The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a.	Financing provided to others for the three-month period ended March 31, 2024: Please refer to Attachment 2.

b.	Endorsement/Guarantee provided to others for the three-month period ended March 31, 2024: Please refer to Attachment 3.

c.	Securities held as of March 31, 2024 (excluding subsidiaries, associates and joint venture): Please refer to Attachment 4.

d.	Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2024: Please refer to Attachment 5.

e.	Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2024: Please refer to Attachment 6.

f.	Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2024: Please refer to Attachment 7.

g.	Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the three-month period ended March 31, 2024: Please refer to Attachment 8.

h.	Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of March 31, 2024: Please refer to Attachment 9.

i.	Names, locations and related information of investees as of March 31, 2024 (excluding investment in Mainland China): Please refer to Attachment 10.

j.	Financial instruments and derivative transactions: Please refer to Note 12.

77

(2)	Investment in Mainland China

a.	Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, net income (loss) of investee company, percentage of ownership, investment income (loss), carrying amount of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 11.

b.	Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: Please refer to Attachment 1, 3, 8 and 9.

(3)	Information of major shareholders as of March 31, 2024: Please refer to Attachment 12.

14.	OPERATING SEGMENT INFORMATION

The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker. The Company only has wafer fabrication operating segment as the single reporting segment. The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques. There was no material difference between the accounting policies of the operating segment and those described in Note 4. Please refer to the Company’s consolidated financial statements for the related segment revenue and operating results.

78

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

For the three-month period ended March 31, 2024

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$13,328,718	Net 60 days	24%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	6,519,322	-	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	274,858	Net 30 days	1%
					(Note 5)
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	7,000	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	1	Sales	114,438	Net 30 days	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	1	Accounts receivable	4,141	-	0%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Sales	1,098,610	Net 60 days	2%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	677,500	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	265,562	Net 60 days	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	178,360	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	3	Sales	106,034	Month-end 30 days	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	3	Accounts receivable	217	-	0%

For the three-month period ended March 31, 2023

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$16,410,042	Net 60 days	30%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	6,546,699	-	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	278,810	Net 30 days	1%
					(Note 5)
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	9,234	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	1	Sales	124,764	Net 30 days	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	1	Accounts receivable	6,207	-	0%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Sales	1,405,490	Net 60 days	3%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	789,215	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	486,863	Net 60 days	1%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	292,085	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UNITED MICROELECTRONICS CORPORATION	2	Sales	121,777	Net 30 days - Net 45 days	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UNITED MICROELECTRONICS CORPORATION	2	Accounts receivable	114,062	-	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Sales	118,632	Net 60 days	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Accounts receivable	80,821	-	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Sales	146,954	Net 60 days	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	103,682	-	0%

Note 1: UMC and its subsidiaries are coded as follows:
1. UMC is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Transactions are categorized as follows:
1. The holding company to subsidiary.
2. Subsidiary to holding company.
3. Subsidiary to subsidiary.
Note 3: The sales price to the above related parties was determined through mutual agreement in reference to market conditions.
Note 4: The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item's balance at period-end.
For profit or loss items, cumulative balances are used as basis.
Note 5: UMC authorized technology licenses to its subsidiary, UNITED SEMICONDUCTOR (XIAMEN) CO., LTD., in the amount of USD 0.35 billion which was recognized as deferred revenue.
Since it was a downstream transaction, the deferred revenue would be realized over time.

79

ATTACHMENT 2 (Financing provided to others for the three-month period ended March 31, 2024)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

Collateral
No.	Lender	Counterparty	Financial statement account	Related party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counterparty	Reason for financing	Loss allowance	Item	Value	Limit of financing amount for individual counterparty	Limit of total financing amount
None

80

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the three-month period ended March 31, 2024)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 3)	Maximum balance for the period				Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 4)
		Company name	Relationship (Note 2)			Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	2	$170,060,457	$10,453,455	$8,717,787 (Note 5)	$8,445,750 (Note 5)	$-	2.31%	$170,060,457

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 6)	Maximum balance for the period				Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 6)
		Company name	Relationship (Note 2)			Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	6	$14,966,741	$1,771,636	$1,477,296	$1,431,488	$-	4.44%	$14,966,741

Note 1: The parent company and its subsidiaries are coded as follows:
1. The parent company is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: According to the "Guidelines Governing the Preparation of Financial Reports by Securities Issuers" issued by the R.O.C. Securities and Futures Bureau, receiving parties should be disclosed as one of the following:
1. A company with which it does business.
2. A company in which the public company directly and indirectly holds more than 50% of the voting shares.
3. A company that directly and indirectly holds more than 50% of the voting shares in the public company.
4. A company in which the public company holds, directly or indirectly, 90% or more of the voting shares.
5. A company that fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.
6. A company that all capital contributing shareholders make endorsements/guarantees for their jointly invested company in proportion to their shareholding percentages.
7. Companies in the same industry provide among themselves joint and several security for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.
Note 3: The amount of endorsements/guarantees shall not exceed 45% of the net worth of endorsor/guarantor, and the ceilings on the amount of endorsements/guarantees for any single entity are as follows:
1. The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of endorsor/guarantor.
2. The amount of endorsements/guarantees for a company which endorsor/guarantor does business with, except the ceiling rules abovementioned shall not exceed the needed amounts arising from business dealings which is the higher amount of total sales or purchase transactions between endorsor/guarantor and the receiving party.
The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.
Note 4: Limit of total guarantee/endorsement amount shall not exceed 45% of UMC's net assets value as of March 31, 2024.
Note 5: Total endorsement amount is up to RMB 1.99 billion. As of March 31, 2024, actual amount provided was NT$8.45 billion.
Note 6: Limit of total endorsed/guaranteed amount shall not exceed 45% of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of March 31, 2024.
The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of March 31, 2024.
The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.

81

ATTACHMENT 4 (Securities held as of March 31, 2024) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				March 31, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Fund	MILLERFUL NO.1 REAL ESTATE INVESTMENT TRUST	-	Financial assets at fair value through profit or loss, current	19,622	$197,201	1.18	$197,201	None
Stock	PIXART IMAGING, INC.	-	Financial assets at fair value through profit or loss, current	1,600	248,800	1.09	248,800	None
Fund	TGVEST ASIA PARTNERS II(TAIWAN), L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	378,889	18.00	378,889	None
Stock	PIXTECH, INC.	-	Financial assets at fair value through profit or loss, noncurrent	9,883	-	17.63	-	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	17,511	-	15.75	-	None
Stock	HOLTEK SEMICONDUCTOR INC.	-	Financial assets at fair value through profit or loss, noncurrent	22,144	1,193,575	9.79	1,193,575	None
Fund	GRANDFULL CONVERGENCE INNOVATION GROWTH FUND, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	255,087	9.38	255,087	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	16,680	1,419,609	7.66	1,419,609	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,530	326,995	6.29	326,995	None
Stock	AMIC TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,412	-	4.71	-	None
Stock	ENNOSTAR INC.	-	Financial assets at fair value through profit or loss, noncurrent	5,357	205,192	0.71	205,192	None
Stock	PROMOS TECHNOLOGIES INC.	-	Financial assets at fair value through profit or loss, noncurrent	324	-	0.72	-	None
Stock-preferred stock	TONBU, INC.	-	Financial assets at fair value through profit or loss, noncurrent	938	-	-	-	None
Stock-preferred stock	AETAS TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,166	-	-	-	None
Stock-preferred stock	TA SHEE GOLF & COUNTRY CLUB	-	Financial assets at fair value through profit or loss, noncurrent	0	19,400	-	19,400	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Financial assets at fair value through other comprehensive income, current	11,129	6,721,549	1.83	6,721,549	None
Stock	UNIMICRON HOLDING LIMITED	Associate	Financial assets at fair value through other comprehensive income, noncurrent	20,000	2,274,128	10.57	2,274,128	None
Stock	ITE TECH. INC.	-	Financial assets at fair value through other comprehensive income, noncurrent	13,960	2,449,976	8.67	2,449,976	None
Stock	CHIPBOND TECHNOLOGY CORPORATION	-	Financial assets at fair value through other comprehensive income, noncurrent	53,164	4,199,942	7.14	4,199,942	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Financial assets at fair value through other comprehensive income, noncurrent	5,316	3,210,981	0.87	3,210,981	None
Stock-preferred stock	MTIC HOLDINGS PTE. LTD.	Associate	Financial assets at fair value through other comprehensive income, noncurrent	12,000	184,883	-	184,883	None

FORTUNE VENTURE CAPITAL CORP.

				March 31, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Convertible bonds	EPISIL-PRECISION INC.	-	Financial assets at fair value through profit or loss, current	50	$4,990	-	$4,990	None
Stock	DARCHUN VENTURE CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,393	1,700	19.65	1,700	None
Stock	SOLARGATE TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	957	-	15.94	-	None
Fund	TRENDFORCE CAPITAL FUND SPC-TRENDFORCE CAPITAL FUND I SP	-	Financial assets at fair value through profit or loss, noncurrent	15	139,354	14.33	139,354	None

82

ATTACHMENT 4 (Securities held as of March 31, 2024) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				March 31, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	ENEXT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,750	$30,000	13.95	$30,000	None
Stock	AMOESO CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	375	11,250	13.64	11,250	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,500	25,500	10.23	25,500	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	10,315	71,481	9.24	71,481	None
Stock	BRAVOTEK ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,135	106,953	7.78	106,953	None
Stock	EXCELSIUS MEDICAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	990	8,098	7.07	8,098	None
Stock	TAIWAN REDEYE BIOMEDIAL INC.	-	Financial assets at fair value through profit or loss, noncurrent	888	6,891	7.05	6,891	None
Stock	BATT. CYCLE MATERIALS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,000	22,740	5.77	22,740	None
Stock	LICO TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	6,609	-	5.32	-	None
Stock	EMPASS TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	415	5,504	4.48	5,504	None
Stock	MERIDIGEN BIOTECH CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,919	-	4.20	-	None
Stock	EASTERN UNION INTERACTIVE CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	150,000	4.02	150,000	None
Stock	TAIWAN AULISA MEDICAL DEVICES TECHNOLOGIES, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,114	12,468	3.97	12,468	None
Fund	TRANSLINK CAPITAL PARTNERS V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	56,015	3.42	56,015	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4,416	126,302	3.11	126,302	None
Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	198,083	2.96	198,083	None
Stock	WEISHENG ENVIROTECH CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	15,560	2.89	15,560	None
Stock	SOLID STATE SYSTEM CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,599	40,939	2.81	40,939	None
Stock	CENTERA PHOTONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,332	8,778	2.77	8,778	None
Stock	BRIGHT SHELAND INTERNATIONAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,147	41,751	2.74	41,751	None
Stock	TAIWAN SEMICONDUCTOR CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	6,741	499,508	2.56	499,508	None
Stock	SIRIUS WIRELESS PTE. LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,335	35,763	2.38	35,763	None
Stock	UHT UNITECH COMPANY LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,893	32,276	2.23	32,276	None
Stock	CHENFENG OPTRONICS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2,214	88,571	2.20	88,571	None
Fund	VERTEX V (C.I.) FUND L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	165,998	2.07	165,998	None
Stock	TERASILIC CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	600	5,904	2.05	5,904	None
Stock	CHIPBOND TECHNOLOGY CORPORATION	-	Financial assets at fair value through profit or loss, noncurrent	13,489	1,065,592	1.81	1,065,592	None
Stock	INNOSTAR SERVICE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	500	12,500	1.81	12,500	None

83

ATTACHMENT 4 (Securities held as of March 31, 2024) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				March 31, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	ACEPODIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,739	$249,074	1.54	$249,074	None
Stock	FORMOSA PHARMACEUTICALS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,750	92,575	1.30	92,575	None
Fund	VERTEX VI FUND L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	64,143	1.30	64,143	None
Stock	INTEGRATED SOLUTIONS TECHNOLOGY, INC.	-	Financial assets at fair value through profit or loss, noncurrent	420	48,090	1.10	48,090	None
Stock	ISENTEK INC.	-	Financial assets at fair value through profit or loss, noncurrent	318	9,289	1.05	9,289	None
Stock	WORLD FITNESS SERVICES LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,135	125,985	1.01	125,985	None
Stock	ETREEGO CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,105	39,995	0.80	39,995	None
Stock	CUBTEK INC.	-	Financial assets at fair value through profit or loss, noncurrent	747	28,946	0.78	28,946	None
Stock	POWERTEC ELECTROCHEMICAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	9,930	-	0.70	-	None
Stock	ACER E-ENABLING SERVICE BUSINESS INC.	-	Financial assets at fair value through profit or loss, noncurrent	272	77,248	0.66	77,248	None
Stock	ROARING SUCCESS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	317	4,360	0.64	4,360	None
Stock	UNICTRON TECHNOLOGIES CORP.	-	Financial assets at fair value through profit or loss, noncurrent	224	18,906	0.47	18,906	None
Stock	SKYTECH INC.	-	Financial assets at fair value through profit or loss, noncurrent	290	59,885	0.43	59,885	None
Stock	PRENETICS GLOBAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	49	6,347	0.41	6,347	None
Stock	AMPAK TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	181	23,168	0.27	23,168	None
Stock	SIXXON TECH. CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	80	7,520	0.26	7,520	None
Stock	AIROHA TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	400	247,600	0.24	247,600	None
Stock	SOLAR APPLIED MATERIALS TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,173	58,129	0.20	58,129	None
Stock	WALTOP INTERNATIONAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	5	-	0.15	-	None
Stock	FOXTRON VEHICLE TECHNOLOGIES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,600	70,880	0.09	70,880	None
Stock	ELITE MATERIAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	62	24,837	0.02	24,837	None
Stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	21	4	0.02	4	None
Stock	TIGERAIR TAIWAN CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	50	1,675	0.01	1,675	None
Stock	GLOBALWAFERS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	9	5,146	0.00	5,146	None
Stock-preferred stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	311	1,251	-	1,251	None
Stock-preferred stock	FLOADIA CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2	-	-	-	None
Stock-preferred stock	EJOULE INTERNATIONAL LIMITED	-	Financial assets at fair value through profit or loss, noncurrent	23,909	90,652	-	90,652	None
Stock-preferred stock	GEAR RADIO LTD.	-	Financial assets at fair value through profit or loss, noncurrent	5,129	119,592	-	119,592	None

84

ATTACHMENT 4 (Securities held as of March 31, 2024) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				March 31, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock-preferred stock	SONATUS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	897	$125,383	-	$125,383	None
Stock-preferred stock	HAHOW INC.	-	Financial assets at fair value through profit or loss, noncurrent	151,217	117,984	-	117,984	None
Stock-preferred stock	TAISHIN FINANCIAL HOLDING CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,305	55,194	-	55,194	None
Convertible bonds	YULON MOTOR CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	315	33,280	-	33,280	None
Convertible bonds	ACBEL POLYTECH INC.	-	Financial assets at fair value through profit or loss, noncurrent	300	32,220	-	32,220	None
Convertible bonds	ATE ENERGY INTERNATIONAL CO. LTD.	-	Financial assets at fair value through profit or loss, noncurrent	40	4,580	-	4,580	None
Convertible bonds	GLORIA MATERIAL TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	340	37,230	-	37,230	None
Convertible bonds	ENNOCONN CORPORATION	-	Financial assets at fair value through profit or loss, noncurrent	150	19,185	-	19,185	None
Convertible bonds	HD RENEWABLE ENERGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	300	40,500	-	40,500	None
Convertible bonds	INTERNATIONAL CSRC INVESTMENT HOLDINGS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	350	35,735	-	35,735	None
Convertible bonds	TAI-TECH ADVANCED ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	500	60,950	-	60,950	None
Convertible bonds	YULON FINANCE CORPORATION	-	Financial assets at fair value through profit or loss, noncurrent	686	67,331	-	67,331	None
Convertible bonds	GLOBAL TEK FABRICATION CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	650	71,110	-	71,110	None
Convertible bonds	SERCOMM CORP.	-	Financial assets at fair value through profit or loss, noncurrent	450	52,380	-	52,380	None
Convertible bonds	SHENMAO TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	15	1,702	-	1,702	None
Convertible bonds	CHENBRO MICOM CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	325	38,448	-	38,448	None
Convertible bonds	PHISON ELECTRONICS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,760	222,024	-	222,024	None
Convertible bonds	ALLTOP TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	140	16,233	-	16,233	None
Convertible bonds	SPEED TECH CORP.	-	Financial assets at fair value through profit or loss, noncurrent	50	5,487	-	5,487	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	-	Financial assets at fair value through other comprehensive income, noncurrent	10,500	495,390	7.00	495,390	None

TLC CAPITAL CO., LTD.

				March 31, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Fund	EVERYI CAPITAL ASIA FUND, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	$199,165	18.18	$199,165	None
Stock	BEAUTY ESSENTIALS INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	150,500	100,946	14.15	100,946	None
Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Financial assets at fair value through profit or loss, noncurrent	13	357,628	13.34	357,628	None
Stock	ARTERY TECHNOLOGY CORP.	Associate	Financial assets at fair value through profit or loss, noncurrent	5,112	150,702	9.99	150,702	None

85

ATTACHMENT 4 (Securities held as of March 31, 2024) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				March 31, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Fund	EVERYI CAPITAL ASIA FUND II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	$140,391	7.14	$140,391	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,200	12,240	4.91	12,240	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	184,211	4.24	184,211	None
Stock	CHENFENG OPTRONICS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	3,321	132,857	3.30	132,857	None
Stock	WELLYSUN INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	19,490	2.17	19,490	None
Fund	GROVE VENTURES III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	24,940	2.17	24,940	None
Stock	ISENTEK INC.	-	Financial assets at fair value through profit or loss, noncurrent	503	14,684	1.66	14,684	None
Stock	ITH CORP.	-	Financial assets at fair value through profit or loss, noncurrent	5,000	161,450	1.11	161,450	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,185	8,211	1.06	8,211	None
Stock	PLAYNITRIDE INC.	-	Financial assets at fair value through profit or loss, noncurrent	983	76,978	0.92	76,978	None
Stock	ETREEGO CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,105	39,995	0.80	39,995	None
Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,422	637,272	0.77	637,272	None
Stock	TXC CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,978	223,513	0.64	223,513	None
Stock	POWTEC ELECTROCHEMICAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	6,470	-	0.46	-	None
Stock	HANDA PHARMACEUTICALS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	588	95,846	0.42	95,846	None
Convertible bonds	ALL COSMOS BIO-TECH HOLDING CORP.	-	Financial assets at fair value through profit or loss, noncurrent	200	20,100	-	20,100	None
Convertible bonds	SERCOMM CORP.	-	Financial assets at fair value through profit or loss, noncurrent	100	11,640	-	11,640	None
Convertible bonds	TEAM GROUP INC.	-	Financial assets at fair value through profit or loss, noncurrent	100	11,800	-	11,800	None
Capital-preferred stock	CHIPBETTER MICROELECTRONICS INC.(formerly GUANGXI CHIPBETTER MICROELECTRONICS INC.)	-	Financial assets at fair value through profit or loss, noncurrent	672	78,156	-	78,156	None
Capital-preferred stock	CANAANTEK CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	190	52,588	-	52,588	None
Capital-preferred stock	TBSTEST TECHNOLOGIES CO., LTD.(formerly HEFEI TBSTEST TECHNOLOGIES CO., LTD)	-	Financial assets at fair value through profit or loss, noncurrent	908	37,862	-	37,862	None
Capital-preferred stock	LINSI MICROELECTRONICS (SHENZHEN) CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	459	31,028	-	31,028	None
Capital-preferred stock	WUHAN JIMU INTELLIGENT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	41	20,553	-	20,553	None
Capital-preferred stock	ZHEJIANG SAXUM SEMICONDUCTOR TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	280	28,431	-	28,431	None
Capital-preferred stock	NINGBO JSAB SEMICONDUCTOR CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	115	62,508	-	62,508	None
Capital-preferred stock	MZ OPTOELECTRONIC TECHNOLOGY (SHANGHAI) CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	118	23,512	-	23,512	None
Stock-preferred stock	YOUJIA GROUP LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,685	-	-	-	None
Stock-preferred stock	ALO7 LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,377	-	-	-	None
Stock-preferred stock	ADWO MEDIA HOLDINGS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	5,332	-	-	-	None

86

ATTACHMENT 4 (Securities held as of March 31, 2024) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				March 31, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock-preferred stock	IMO, INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,519	$-	-	$-	None
Stock-preferred stock	GAME VIDEO LTD.	-	Financial assets at fair value through profit or loss, noncurrent	279	-	-	-	None
Stock-preferred stock	EJOULE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	50,767	226,855	-	226,855	None
Stock-preferred stock	TURNING POINT LASERS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,000	63,438	-	63,438	None
Stock-preferred stock	SILC TECHNOLOGIES, INC.	-	Financial assets at fair value through profit or loss, noncurrent	2,393	42,396	-	42,396	None
Stock-preferred stock	SINO APPLIED TECHNOLOGY TAIWAN CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	855	14,184	-	14,184	None
Stock-preferred stock	RAMON SPACE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	249	41,710	-	41,710	None
Stock-preferred stock	XMEMS LABS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,494	127,491	-	127,491	None
Simple agreement for future equity	RAMON SPACE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	-	63,880	-	63,880	None

UMC CAPITAL CORP.

				March 31, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Convertible bonds	CLOUDWORDS, INC.	-	Financial assets at fair value through profit or loss, current	-		-	-		-	None
Capital	TRANSLINK MANAGEMENT III, L.L.C.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	1,499	14.33	USD	1,499	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	15,594	11.47	USD	15,594	None
Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	18,605	8.87	USD	18,605	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	5,594	USD	12,643	7.76	USD	12,643	None
Stock	ALL-STARS SP IV LTD.	-	Financial assets at fair value through profit or loss, noncurrent	7	USD	6,762	5.03	USD	6,762	None
Fund	TRANSLINK CAPITAL PARTNERS II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	3,918	4.53	USD	3,918	None
Stock	CNEX LABS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	454		-	4.43		-	None
Fund	GROVE VENTURES II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	2,854	3.25	USD	2,854	None
Fund	TRANSLINK CAPITAL PARTNERS V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	1,169	2.28	USD	1,169	None
Fund	SIERRA VENTURES XI, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	10,931	1.76	USD	10,931	None
Fund	STORM VENTURES FUND V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	9,561	1.69	USD	9,561	None
Stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	237	USD	4	1.39	USD	4	None
Fund	SIERRA VENTURES XII, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	2,955	1.38	USD	2,955	None
Fund	SIERRA VENTURES XIII, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	206	1.13	USD	206	None
Stock	APPIER GROUP INC.	-	Financial assets at fair value through profit or loss, noncurrent	320	USD	3,311	0.32	USD	3,311	None

87

ATTACHMENT 4 (Securities held as of March 31, 2024) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.

				March 31, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	GCT SEMICONDUCTOR, INC.	-	Financial assets at fair value through profit or loss, noncurrent	377	USD	27	0.29	USD	27	None
Stock-preferred stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,644	USD	300	-	USD	300	None
Stock-preferred stock	ATSCALE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,520	USD	5,092	-	USD	5,092	None
Stock-preferred stock	SENSIFREE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	614		-	-		-	None
Stock-preferred stock	DCARD HOLDINGS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	30,075	USD	8,236	-	USD	8,236	None
Stock-preferred stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	12,241	USD	4,887	-	USD	4,887	None
Stock-preferred stock	SIFOTONICS TECHNOLOGIES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,500	USD	2,354	-	USD	2,354	None
Stock-preferred stock	NEVO ENERGY, INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,980		-	-		-	None
Stock-preferred stock	NEXENTA SYSTEMS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	6,555		-	-		-	None
Stock-preferred stock	CLOUDWORDS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	9,461		-	-		-	None
Stock-preferred stock	EAST VISION TECHNOLOGY LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,770		-	-		-	None
Stock-preferred stock	BLUESPACE.AI, INC.	-	Financial assets at fair value through profit or loss, noncurrent	533	USD	1,475	-	USD	1,475	None
Stock-preferred stock	REED SEMICONDUCTOR CORP.	-	Financial assets at fair value through profit or loss, noncurrent	4,114	USD	6,387	-	USD	6,387	None
Stock-preferred stock	A.A.A TARANIS VISUAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	490	USD	4,745	-	USD	4,745	None
Stock-preferred stock	NEUROBLADE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,907	USD	7,451	-	USD	7,451	None
Stock-preferred stock	HYPERLIGHT CORP.	-	Financial assets at fair value through profit or loss, noncurrent	249	USD	2,380	-	USD	2,380	None
Stock-preferred stock	AMMAX BIO, INC.	-	Financial assets at fair value through profit or loss, noncurrent	493	USD	854	-	USD	854	None
Stock-preferred stock	CLEARMIND BIOMEDICAL, INC.	-	Financial assets at fair value through profit or loss, noncurrent	400	USD	1,142	-	USD	1,142	None
Stock-preferred stock	NOTRAFFIC LTD.	-	Financial assets at fair value through profit or loss, noncurrent	741	USD	1,550	-	USD	1,550	None
Stock-preferred stock	SILICON BOX PTE. LTD.	-	Financial assets at fair value through profit or loss, noncurrent	154	USD	6,000	-	USD	6,000	None
Convertible bonds	ATSCALE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	573	-	USD	573	None
Simple agreement for future equity	DREAMBIG SEMICONDUCTOR INC.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	3,000	-	USD	3,000	None

TERA ENERGY DEVELOPMENT CO., LTD.

				March 31, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	TIAN TAI PHOTOELECTRICITY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	357	$6,433	1.18	$6,433	None

SINO PARAGON LIMITED

				March 31, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Fund	SPARKLABS GLOBAL VENTURES FUND I, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	$115,207	11.13	$115,207	None
Fund	SPARKLABS KOREA FUND II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	50,248	5.00	50,248	None

88

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2024)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Type of securities	Name of the securities	Financial statement account	Counterparty	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/shares (thousand)	Amount (Note)	Units (thousand)/ bonds/shares (thousand)	Amount	Units (thousand)/ bonds/shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/shares (thousand)	Amount (Note)
Stock	FARADAY TECHNOLOGY CORPORATION	Investments accounted for under the equity method	Purchase of newly issued shares	Associate	34,240	$2,001,769	1,723	$533,973	-	$-	$-	$-	35,963	$2,566,398

Note: The amounts of beginning and ending balances of investments accounted for under the equity method include adjustments under the equity method.

89

ATTACHMENT 6 (Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2024)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Where counterparty is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counterparty	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
None

90

ATTACHMENT 7 (Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2024)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)
Names of properties	Transaction date	Date of original acquisition	Carrying amount	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counterparty	Relationship	Reason of disposal	Price reference	Other commitments
None

91

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the three-month period ended March 31, 2024)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
UMC GROUP (USA)	Subsidiary	Sales		$13,328,718	31%	Net 60 days	N/A	N/A		$6,519,322	28%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales		285,262	1%	Month-end 60 days	N/A	N/A		187,264	1%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Subsidiary	Sales		274,858	1%	Net 30 days	N/A	N/A		7,000	0%
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Subsidiary	Sales		114,438	0%	Net 30 days	N/A	N/A		4,141	0%
ARTERY TECHNOLOGY CORPORATION, LTD.	Associate	Sales		102,786	0%	Month-end 60 days	N/A	N/A		75,137	0%

UMC GROUP (USA)
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	USD	412,697	90%	Net 60 days	N/A	N/A	USD	202,816	87%
UNITED SEMICONDUCTOR JAPAN CO., LTD.	Associate	Purchases	USD	32,975	7%	Net 60 days	N/A	N/A	USD	18,800	8%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Associate	Purchases	USD	8,557	2%	Net 60 days	N/A	N/A	USD	5,728	2%

UNITED SEMICONDUCTOR JAPAN CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
UMC GROUP (USA)	Associate	Sales	JPY	5,179,677	27%	Net 60 days	N/A	N/A	JPY	3,233,890	21%

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
UMC GROUP (USA)	Associate	Sales	RMB	60,825	5%	Net 60 days	N/A	N/A	RMB	40,693	7%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales	RMB	44,560	4%	Month-end 60 days	N/A	N/A	RMB	33,923	6%
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Associate	Sales	RMB	24,286	2%	Month-end 30 days	N/A	N/A	RMB	50	0%

92

ATTACHMENT 9 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of March 31, 2024)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Ending balance							Overdue receivables
Counterparty	Relationship	Notes receivable	Accounts receivable		Other receivables	Total		Turnover rate (times)	Amount	Collection status	Amount received in subsequent period		Loss allowance
UMC GROUP (USA)	Subsidiary	$-		$6,519,322	$972		$6,520,294	8.64	$-	-		$2,963,079		$4,800
FARADAY TECHNOLOGY CORPORATION	Associate	-		187,264	-		187,264	7.28	-	-		-		20

UNITED SEMICONDUCTOR JAPAN CO., LTD.

		Ending balance							Overdue receivables
Counterparty	Relationship	Notes receivable	Accounts receivable		Other receivables	Total		Turnover rate (times)	Amount	Collection status	Amount received in subsequent period		Loss allowance
UMC GROUP (USA)	Associate	JPY -	JPY	3,233,890	JPY -	JPY	3,233,890	8.59	JPY -	-	JPY	2,275,063	JPY	-

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

		Ending balance							Overdue receivables
Counterparty	Relationship	Notes receivable	Accounts receivable		Other receivables	Total		Turnover rate (times)	Amount	Collection status	Amount received in subsequent period		Loss allowance
UMC GROUP (USA)	Associate	RMB -	RMB	40,693	RMB -	RMB	40,693	10.85	RMB -	-	RMB	20,344	RMB	1
FARADAY TECHNOLOGY CORPORATION	Associate	RMB -	RMB	33,923	RMB -	RMB	33,923	4.77	RMB -	-	RMB	-	RMB	0

93

ATTACHMENT 10 (Names, locations and related information of investee companies as of March 31, 2024) (Not including investment in Mainland China)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2024			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount
UMC GROUP (USA)	USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$2,470,452	$174,978	$174,978
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	Marketing support activities	USD	5,421	USD	5,421	9	100.00	168,899	2,445	2,445
UMC CAPITAL CORP.	Cayman Islands	Investment holding	USD	81,500	USD	81,500	71,663	100.00	5,023,895	117,392	117,392
GREEN EARTH LIMITED	Samoa	Investment holding	USD	1,549,000	USD	1,549,000	1,549,000	100.00	21,729,289	642,830	642,830
TLC CAPITAL CO., LTD.	Taipei City, Taiwan	Venture capital		4,610,000		4,610,000	460,109	100.00	5,039,414	85,625	85,625
UMC INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,520	USD	1,520	1,520	100.00	46,815	2,309	2,309
FORTUNE VENTURE CAPITAL CORP.	Taipei City, Taiwan	Consulting and planning for venture capital		3,440,053		3,440,053	537,351	100.00	7,579,566	(29,209)	(29,209)
UMC KOREA CO., LTD.	Korea	Marketing support activities	KRW	550,000	KRW	550,000	110	100.00	26,412	325	325
OMNI GLOBAL LIMITED	Samoa	Investment holding	USD	4,300	USD	4,300	4,300	100.00	843,862	8,882	8,882
SINO PARAGON LIMITED	Samoa	Investment holding	USD	2,600	USD	2,600	2,600	100.00	168,333	8,485	8,485
BEST ELITE INTERNATIONAL LIMITED	British Virgin Islands	Investment holding	USD	309,102	USD	309,102	664,966	100.00	32,931,300	965,691	965,691
UNITED SEMICONDUCTOR JAPAN CO., LTD.	Japan	Sales and manufacturing of integrated circuits	JPY	64,421,068	JPY	64,421,068	116,247	100.00	25,295,833	410,796	410,796
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		1,903,741		1,903,741	148,112	79.36	1,164,062	(132,990)	(105,545)
MTIC HOLDINGS PTE. LTD.	Singapore	Investment holding	SGD	12,000	SGD	12,000	12,000	45.44	-	(1,555)	-
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	574,503	(181,162)	(76,088)
TRIKNIGHT CAPITAL CORPORATION	Taipei City, Taiwan	Investment holding		1,654,446		1,654,446	230,734	40.00	1,903,231	(516,688)	(206,675)
HSUN CHIEH INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		326,641		326,641	1,167,463	36.49	12,623,840	17,582	6,415
YANN YUAN INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		2,300,000		2,300,000	138,000	26.78	10,663,270	50,734	13,584
SILICON INTEGRATED SYSTEMS CORP.	Hsinchu City, Taiwan	Research, manufacturing and sales of integrated circuits		5,427,295		5,427,295	142,535	19.02	3,872,126	(73,204)	(15,573)
FARADAY TECHNOLOGY CORPORATION	Hsinchu City, Taiwan	Design of application-specific integrated circuit		572,891		38,918	35,963	13.80	2,566,398	280,269	38,345
UNIMICRON TECHNOLOGY CORP.	Taoyuan City, Taiwan	Manufacturing of PCB		2,775,835		2,775,835	198,878	13.05	14,185,999	2,433,573	277,142

94

ATTACHMENT 10 (Names, locations and related information of investee companies as of March 31, 2024) (Not including investment in Mainland China)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2024				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount
TERA ENERGY DEVELOPMENT CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		$100,752		$100,752	7,800	99.01		$124,535		$3,373		$3,340
PURIUMFIL INC.	Hsinchu City, Taiwan	Chemicals and filtration products & Microcontamination control service		10,000		10,000	1,000	40.00		14,492		7,428		2,971
UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding	USD	22,500	USD	22,500	22,500	25.14		95,900		1,588		399
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		8,856		8,856	1,194	0.64		10,048		(132,990)		(850)

TLC CAPITAL CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2024				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount
SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900	USD	900	900	100.00		$12,351		$394		$394
HSUN CHIEH CAPITAL CORP.	Samoa	Investment holding	USD	8,000	USD	8,000	8,000	40.00		222,094		(53,742)		(21,496)
VSENSE CO., LTD.	Taipei City, Taiwan	Medical devices, measuring equipment, reagents and consumables		95,916		95,916	4,251	23.98		-		(4,079)		-

UMC CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2024				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount
TRANSLINK CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	3,632	USD	3,853	-	10.38	USD	2,246	USD	31,250	USD	2,596

TERA ENERGY DEVELOPMENT CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2024				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount
EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	750	USD	750	750	100.00		$39,914		$914		$914

WAVETEK MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2024				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount
WAVETEK MICROELECTRONICS CORPORATION (USA)	USA	Marketing service	USD	60	USD	60	60	100.00		$3,026		$(7)		$(7)

95

ATTACHMENT 10 (Names, locations and related information of investee companies as of March 31, 2024) (Not including investment in Mainland China)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

BEST ELITE INTERNATIONAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2024			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount
INFOSHINE TECHNOLOGY LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	$34,120,071	$964,415	$964,415

INFOSHINE TECHNOLOGY LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2024			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount
OAKWOOD ASSOCIATES LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	$34,120,071	$964,415	$964,415

OMNI GLOBAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2024			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount
UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	USA	Research & Development	USD	1,000	USD	1,000	0	100.00	$45,072	$564	$564
ECP VITA PTE. LTD.	Singapore	Insurance	USD	9,000	USD	9,000	9,000	100.00	780,070	7,568	7,568

GREEN EARTH LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2024			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount
UNITED MICROCHIP CORPORATION	Cayman Islands	Investment holding	USD	1,546,050	USD	1,546,050	1,546,050	100.00	$23,642,648	$641,363	$641,363

96

ATTACHMENT 11 (Investment in Mainland China as of March 31, 2024)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

Investee company	Main businesses and products	Total amount of paid-in capital		Method of investment (Note 1)	Accumulated outflow of investment from Taiwan as of January 1, 2024		Investment flows		Accumulated outflow of investment from Taiwan as of March 31, 2024				Percentage of ownership	Investment income (loss) recognized (Note 2)		Carrying amount as of March 31, 2024		Accumulated inward remittance of earnings as of March 31, 2024
							Outflow	Inflow			Net income (loss) of investee company
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment Holding and advisory	(USD	$25,552 800)	(ii)SOARING CAPITAL CORP.	(USD	$25,552 800)	$-	$-	(USD	$25,552 800)		$391	100.00%		$391 (iii)		$12,277		$-
EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	(USD	14,405 451)	(ii)EVERRICH ENERGY INVESTMENT (HK) LIMITED	(USD	23,955 750)	-	-	(USD	23,955 750)		568	100.00%		568 (iii)		18,576	(USD	149,064 4,667)
UNITED LED CORPORATION	Research, manufacturing and sales in LED epitaxial wafers	(USD	2,682,960 84,000)	(ii)UNITED LED CORPORATION HONG KONG LIMITED	(USD	646,785 20,250)	-	-	(USD	646,785 20,250)	(RMB	1,074 245)	25.14%	(RMB	272 62) (ii)	(RMB	92,543 21,114)		-
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	13,785,824 3,145,294)	(ii)OAKWOOD ASSOCIATES LIMITED	(USD	9,872,718 309,102)	-	-	(USD	9,872,718 309,102)	(RMB	916,989 209,215)	99.9985% (Note 4)	(RMB	916,976 209,212) (ii)	(RMB	33,258,918 7,588,163)		-
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Design support of integrated circuits	(RMB	131,490 30,000)	(iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.		-	-	-		-	(RMB	59,727 13,627)	99.9985%	(RMB	59,723 13,626) (iii)	(RMB	256,958 58,626)		-
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	70,994,931 16,197,794)	(ii)UNITED MICROCHIP CORPORATION and (iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	(USD	49,034,735 1,535,214) (Note 5)	-	-	(USD	49,034,735 1,535,214) (Note 5)	(RMB	993,464 226,663)	99.9994%	(RMB	993,460 226,662) (ii)	(RMB	37,270,157 8,503,344)		-

Accumulated investment in Mainland China as of March 31, 2024		Investment amounts authorized by Investment Commission, MOEA			Upper limit on investment

$59,603,745 (USD 1,866,116)			$89,996,763 (USD 2,817,682)			$226,747,276

Note 1 :	The methods for engaging in investment in Mainland China include the following:
	(i) Direct investment in Mainland China.
	(ii) Indirectly investment in Mainland China through companies registered in a third region (Please specify the name of the company in third region).
	(iii) Other methods.
Note 2 :	The investment income (loss) recognized in current period, the investment income (loss) were determined based on the following basis:
	(i) The financial statements were reviewed by an international certified public accounting firm in cooperation with an R.O.C. accounting firm.
	(ii) The financial statements were reviewed by the auditors of the parent company.
	(iii) Others.
Note 3 :	Initial investment amounts denominated in foreign currencies are translated into New Taiwan Dollars using the spot rates at the financial report date.
Note 4 :	The Company indirectly invested in HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. via investment in BEST ELITE INTERNATIONAL LIMITED, an equity investee. The investment has been approved by the Investment Commission, MOEA
	in the total amount of USD 383,569 thousand. As of March 31, 2024, the amount of investment has been all remitted.
Note 5 :	The investment to UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM) from HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. and indirectly invested in USCXM via investment in GREEN EARTH LIMITED.
	The consent to invest in USCXM's investment has been approved by the Investment Commission, MOEA in the total amount of USD 2,412,313 thousand. As of March 31, 2024, the amount of investment has been all remitted.

97

ATTACHMENT 12 (Information of major shareholders as of March 31, 2024)

UNITED MICROELECTRONICS CORPORATION
Name	Number of shares	Percentage of ownership (%)
None

98